Form 10KSB40, Exhibit 13
period 1995-12-31
HOME FEDERAL CORP
filed 1996-03-29
CIK 811097

Exhibit 13
Home Federal Corporation 1995 Annual Report

Main Office
122-128 West Washington Street
Hagerstown, Maryland 21740
(301) 733-6300


Branch Offices

17708 Virginia Avenue
Hagerstown, Maryland 21740

1413 Pennsylvania Avenue
Hagerstown, Maryland 21742

1700 Dual Highway
Hagerstown, Maryland 21740

333 East Main Street
Hancock, Maryland 21750
(301) 678-7205

County Market
835 West Hillcrest Road
Hagerstown, Maryland 21742

County Market
1230 National Highway
LaVale, Maryland 21502
(301) 729-4400


Loan Center
8 East Main Street
Frostburg, Maryland 21532
(301) 689-1983

FINANCIAL HIGHLIGHTS

                                         1995         1994
At Year-end
                  (Dollars in Thousands, Except Per Share Data)
Total assets                             $214,615     $206,517
Loans receivable, net                     137,263      135,553
Real estate owned held for sale, net        7,075        6,450
Savings accounts                          163,663      151,203
Advances from the Federal Home Loan
  Bank of Atlanta                          30,157       38,184
Stockholders' equity                       18,382       14,700
Average equity-to-average assets ratio       7.86%        7.30%


For The Year

Net interest income                      $  7,270     $  7,504
Net income                                  2,528        1,497
Return on average assets                     1.20%        0.75%
Return on average equity                    15.28%       10.21%
Average interest rate spread                 3.88%        4.28%


Per Share Data

Earnings per share                       $   1.00     $   0.59
Cash dividends per share                      .08           --
Book value per share                         7.30         5.84

TO OUR STOCKHOLDERS, CUSTOMERS AND FRIENDS:

Careful planning and the ability to focus efforts on the completion of the critical elements of the plan usually will produce a favorable result. Throughout the past four fiscal years Home Federal has been able to show consistent improvement in operating results and to deliver superior returns for our stockholders.

     During 1995, we experienced the following outstanding results:
        Net Earnings         - Increased 69% over year end 1994 to $2,528,000.
                               This represents the largest annual profit in the 98 year history of Home Federal.
        Book Value           - Increased 25% to $7.30 per share.
        Nonperforming Assets - Decreased 43% from 10.95% to 5.99% of total assets.

     These improvements have been reflected in the steady increase in stockholder value. At close of business in December 1991, Home Federal stock was trading at $1.06 per share. Years end 1992, 1993 and 1994 saw closing prices of $1.25, $3.63 and $6.00, respectively. Home Federal shares closed 1995 at $7.75 per share. The compounded return for the four year period, exclusive of dividends, was approximately 65%.

     The numbers are impressive and it is our goal to continue steady progress in building the franchise. The numbers do not, however, tell the whole story for a community financial institution. Total return for such institutions includes benefits to the individuals who work for Home Federal, their families and the community which they serve. Home Federal employs more than 125 people. Among other things, our loan programs have facilitated the building of homes which provide jobs for salespersons, mechanics, craftsmen, lawyers, accountants, suppliers, builders, developers and others too numerous to mention. Further, the value of volunteer efforts of our employees on behalf of non-profit organizations represents a return to our community which is nearly impossible to measure.

     Because of the dedication of our employees and the loyalty of our customers, efforts to rebuild and deliver value to our stockholders, employees, customers, suppliers and the community have been successful. Our goal is to improve on this record by consistently producing a broad array of high quality financial products and services to serve the needs of individuals, families and the small businesses in our market. By focusing our efforts on this goal, we believe we can produce consistent, high quality returns to our stockholders.


Sincerely,

/s/ Richard W. Phoebus, Sr.

Richard W. Phoebus, Sr.
President


/s/ Benjamin F. Kunkleman

Benj. F. Kunkleman
Chairman of the Board

BOARD OF DIRECTORS AND OFFICERS


BOARD OF DIRECTORS*

Benjamin F. Kunkleman
Chairman of the Board
Home Federal Corporation
President
The American Cedarworks, Inc.
(Wood Products Manufacturer)

Howard B. Bowen
President
Ewing Oil Company, Inc.
(Petroleum Distributor)

William H. Gelbach, Jr.
Consultant-Home Federal Savings Bank
Former President of Waynesboro Savings Association

Lois S. Harrison
Member, Board of Trustees
Hood College
(Private College)

John J. McElwee, Jr.
President
Antietam Health Services, Inc.
(Diversified Health Care)

Richard W. Phoebus, Sr.
President and Chief Executive Officer
Home Federal Corporation and Home Federal Savings Bank

Salvatore M. Savino
Vice President and Treasurer, Chief Financial Officer
Home Federal Corporation
Senior Vice President and Treasurer, Chief Financial Officer
Home Federal Savings Bank

J. Franklin Shank
Realtor
Coldwell Banker
(Real Estate Brokerage)

Ronald Z. Sulchek
President
Sulchek & Co.
(Accounting Firm)

Directors Emeritus
M. William Dutton, Jr.
E. Leister Mobley, Jr.

*Also Directors of Home Federal Savings Bank


OFFICERS

Home Federal Corporation

Richard W. Phoebus, Sr.
President and Chief Executive Officer

Steven G. Hull
Executive Vice President

Celia S. Ausherman
Vice President and Secretary

Salvatore M. Savino
Vice President and Treasurer, Chief Financial Officer


Home Federal Savings Bank

Richard W. Phoebus, Sr.
President and Chief Executive Officer

Steven G. Hull
Executive  Vice President, Special Assets

Celia S. Ausherman
Senior Vice President and Secretary, Chief Retail Banking Officer

Salvatore M. Savino
Senior Vice President and Treasurer, Chief Financial Officer

Julie A. Donat
Vice President, Operations

Thomas D. Earley
Vice President, Marketing

James C. Failor
Vice President, Loan Officer

Jacqueline M. Gaver
Vice President, Special Assets

Richard L. Kidd
Vice President, Western Region

Douglas E. Metz
Vice President, Special Assets

Patricia C. Muldoon
Vice President, Controller

Edward L. Yonker
Vice President, Technology

Debra A. Doyle
Asst. Vice President, Loan Servicing

Judy L. Raidt
Asst. Vice President, Residential Lending

Helga M. Stoner
Asst. Secretary

SELECTED HISTORICAL FINANCIAL DATA

                                        As of December 31,
                         ----------------------------------------------------
                           1995       1994       1993       1992       1991
                         --------   --------   --------   --------   --------
                             (Dollars in thousands, except per share data)
Selected Financial Data:
Total assets             $214,615   $206,517   $194,848   $209,132   $265,625
Loans receivable, net     137,263    135,553    127,232    145,616    217,475
Mortgage-backed
  securities available
  for sale                 17,373     29,782     24,497         --         --
Mortgage-backed
  securities               29,748     11,222      4,043     36,638      6,981
Investment securities          --      5,064         --         --     10,045
Real estate owned held
  for sale, net             7,075      6,450      7,978      8,590      4,369
Savings accounts          163,663    151,203    148,397    148,769    201,656
Advances from the
  Federal Home Loan
  Bank of Atlanta          30,157     38,184     27,637     46,382     49,978
Stockholders' equity       18,382     14,700     14,614     11,219     10,857
Book value per share<F1>     7.30       5.84       5.80       8.35       8.08

                                   For the Years Ended December 31,
                         ----------------------------------------------------
                           1995       1994       1993       1992       1991
                         --------   --------   --------   --------   --------
                             (Dollars in thousands, except per share data)
Selected Operations Data:
Interest income          $15,987    $14,487    $14,931    $18,877    $24,164
Interest expense           8,717      6,983      7,696     12,058     18,747
                         -------    -------    -------    -------    -------
Net interest income      $ 7,270    $ 7,504    $ 7,235    $ 6,819    $ 5,417
Provision for possible
  loan losses               (349)       278      1,687        719      7,226
                         -------    -------    -------    -------    -------
Net interest income
  (loss) after provision
  for possible loan
  losses                 $ 7,619    $ 7,226    $ 5,548    $ 6,100    $(1,809)
Other income               1,979      1,993      2,863<F3>  5,054<F2>  2,855
Provision for losses on
  real estate owned held
  for sale                   479        339        369      2,223      2,017
Provision for losses
  (recovery) on real
  estate held for
  development and sale
  or rental                 (36)        (22)       (91)       307        950
Other expense              7,181      7,099      7,513<F3>  8,222      8,209
                         -------    -------    -------    -------    -------
Income (loss) before
  income taxes, loss
  from discontinued
  operation, cumulative
  effect of an
  accounting change and
  extraordinary item     $ 1,974    $ 1,803    $   620    $    402  $(10,130)
Provision for (benefit
  from) income taxes        (554)       306       (154)<F3>    414    (2,771)
                         -------    -------    -------     -------   -------
Income (loss) before
  loss from discontinued
  operation, cumulative
  effect of an
  accounting change and
  extraordinary item     $ 2,528    $ 1,497    $  774     $    (12)  $(7,359)
Loss from discontinued
  operation                   --         --       (71)<F3>     (33)      (48)
Cumulative effect of
  change in accounting
  for income taxes            --         --       245           --        --
Extraordinary item -
  tax benefit of net
  operating loss
  carryforward                --         --        --          407        --
                         -------    -------    -------     -------   -------
Net income (loss)        $ 2,528    $ 1,497    $   948     $   362   $(7,407)
                         =======    =======    =======     =======   =======
Earnings (loss)
  per share<F1>          $  1.00    $  0.59    $  0.49     $  0.27   $ (5.51)
                         =======    =======    =======     =======   =======
Dividends per share      $   .08    $    --    $    --     $    --   $    --
                         =======    =======    =======     =======   =======
                                   For the Years Ended December 31,
                         ----------------------------------------------------
                           1995       1994       1993       1992       1991
                         --------   --------   --------   --------   --------
                             (Dollars in thousands, except per share data)
Other Selected Data:
Average yield earned
  on interest-earning
  assets                  8.44%      8.15%      8.26%      9.47%      9.76%
Average rate paid on
  interest-bearing
  liabilities             4.56       3.87       4.14        5.44      7.00
Average interest rate
  spread                  3.88       4.28       4.12        4.03      2.76
Net yield on interest-
  earning assets          3.84       4.22       4.00        3.42      2.19
Ratio of interest-
  earning assets to
  interest-bearing
  liabilities            99.09      98.62      97.36       89.85     92.44
Return on average assets  1.20       0.75       0.47        0.15     (2.58)
Return on average equity 15.28      10.21       7.34        3.28    (50.87)
Ratio of average equity
  to average assets       7.86       7.30       6.39        4.65      5.07
Dividend payout ratio     8.00        N/A        N/A         N/A       N/A
Ratio of nonperforming
  loans, troubled debt
  restructurings and
  real estate owned held
  for sale to total
  assets at end of period 5.99      10.95      14.60       17.71     18.29
Full-service offices at
  end of period              7          7          7           7         8

<F1> Per share data is based on 2,519,010 shares outstanding as of December 31,
1995, 1994 and 1993 and 1,343,265 shares outstanding as of December 31, 1992 and 1991, respectively, except for earnings per share data as of December 31, 1993 which is based on 1,931,138 weighted average shares outstanding.
<F2> In June, 1992, the Savings Bank sold an office in Waynesboro, Pennsylvania resulting in a gain of $1.5 million.
<F3> In August, 1993, the Corporation sold its real estate agency and, accordingly, restated the consolidated financial statements for the discontinued operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Home Federal Corporation (Corporation) is the unitary savings and loan holding company of Home Federal Savings Bank (Savings Bank) and its subsidiaries. The Corporation and its subsidiaries are sometimes collectively referred to herein as "Home Federal." The Corporation currently owns 100% of the issued and outstanding common stock of the Savings Bank, which is the principal asset of the Corporation.
     The Savings Bank is a member of the Federal Home Loan Bank of Atlanta
(FHLB), which is one of the twelve regional banks comprising the Federal Home Loan Bank System. Home Federal's primary regulators are the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC). Home Federal is also subject to regulations administered by the Board of Governors of the Federal Reserve System regarding reserves required to be maintained against deposits and certain other matters.
     The Savings Bank's deposits are presently insured by the Savings Association Insurance Fund ("SAIF"). The SAIF is statutorily required to be recapitalized to a ratio of 1.25% of insured reserve deposits, which is not expected to occur until 2002 at the earliest. The Bank Insurance Fund ("BIF") met its required capitalization levels in 1995 and, as a result, most BIF insured banks are paying significantly lower premiums than SAIF insured institutions. Due to the disparity between the insurance funds, the U.S. Congress is currently considering legislation which will recapitalize the SAIF by a one-time charge of approximately $0.85 to $0.90 for every $100 of assessable deposits held at March 31, 1995, and an eventual merger of the SAIF with the BIF. Based on deposits as of March 31, 1995, the Savings Bank's pro rata share of the assessment would amount to approximately $819,000 to $867,000 after taxes, respectively. If the legislation is enacted, future earnings would be enhanced due to lower insurance premiums.


Financial Condition

     General. Total assets increased $8.1 million or 3.9% to $214.6 million at December 31, 1995 compared to $206.5 million at December 31, 1994. Such increase was primarily due to increases in loans receivable, net and mortgage-backed securities, which increases were partially offset by decreases in investment securities. Total liabilities increased by $4.4 million or 2.3% to $196.2 million at December 31, 1995 compared to $191.8 million at December 31, 1994. Such increase was primarily due to increases in savings accounts, which increases were partially offset by decreases in borrowings. Stockholders' equity increased $3.7 million or 25.0% to $18.4 million at December 31, 1995, compared to $14.7 million at December 31, 1994 due to a $2.3 million increase in retained income and a $1.4 million decrease in unrealized losses on mortgage-backed securities available for sale, net.

     Loans. Loans receivable, net, increased $1.7 million or 1.3% during 1995 due to increases primarily in single-family residential loans and consumer loans, which were partially offset by decreases in multi-family, commercial and construction loans.

     Mortgage-backed Securities. Mortgage-backed securities amounted to $47.1 million at December 31, 1995 compared to $41.0 million at December 31, 1994, an increase of $6.1 million during 1995. The $47.1 million of mortgage-backed securities at December 31, 1995 consisted of $17.4 million of such securities classified as available for sale and $29.7 million of such securities classified as held-to-maturity. At December 31, 1994, $29.8 million of such securities were classified as available for sale and $11.2 million of such securities were classified as held-to-maturity. The Savings Bank purchased $10.0 million and $22.4 million of mortgage-backed securities during 1995 and 1994, respectively, which was partially funded by savings accounts, FHLB advances, principal repayments and loan sales.

     Nonperforming Assets. The following tables set forth the Savings Bank's nonperforming assets by property type and related ratios at December 31, 1995 and 1994.

                                          December 31,
                                      -------------------
                                        1995        1994
                                      -------     -------
Non-performing loans:                   (In thousands)
  Non-accrual loans:
    Residential                       $   602     $   499
    Commercial real estate                 38          38
    Consumer and commercial               146          88
                                      -------     -------
  Total nonaccrual loans              $   786     $   625
                                      -------     -------
  Impaired loans:
    Residential                       $   562     $ 4,081
    Commercial real estate                731       4,920
    Construction                        3,712       6,292
    Consumer and commercial                --         242
                                      -------     -------
  Total impaired loans                $ 5,005     $15,535
                                      -------     -------
Total nonperforming loans             $ 5,791     $16,160
                                      -------     -------
Real estate owned held for sale, net (REO):
  Residential                         $ 2,822     $   816
  Commercial                            3,917       4,723
  Construction                          1,952       3,436
                                      -------     -------
                                      $ 8,691     $ 8,975
Less:
  Allowance for losses                  1,492       2,337
  Accumulated depreciation                124         188
                                      -------     -------
Total REO                             $ 7,075     $ 6,450
                                      -------     -------
Total nonperforming loans and REO     $12,866     $22,610
                                      =======     =======

Total nonperforming loans to total
  loans receivable-net                   4.22%      11.92%
                                         ====       =====
Total nonperforming loans and REO
  to total assets                        5.99%      10.95%
                                         ====       =====

     The Savings Bank's nonperforming loans decreased from $16.2 million or 7.8% of total assets at December 31, 1994 to $5.8 million or 2.7% of total assets at December 31, 1995 and total nonperforming loans and REO decreased by $9.7 million or 43.1%. The decrease in nonperforming loans were primarily due to five loans with an aggregate principal balance of $4.2 million being transferred to REO at an aggregate amount of $3.9 million, 15 loans which had principal reductions totaling $5.9 million which included net charge-offs of $1.0 million, and one loan totaling $417,000 which was reclassified to performing.
     At December 31, 1995, the Savings Bank's allowances for possible loan losses amounted to $3.6 million or 2.6% of the net loans receivable portfolio and 62.7% of total nonperforming loans, and its allowance for losses on REO amounted to $1.5 million or 21.1% of total REO. Although management believes that it uses the best information available to recognize losses on loans and to estimate fair value less disposition costs of REO, no assurance can be given that future significant additions to the allowances for possible loan losses or further reductions in the net carrying values of REO may be necessary if economic conditions or other factors differ substantially from the assumptions used in making the initial determinations. In addition, the OTS and the FDIC, as an integral part of their examination process, periodically review the Savings Bank's allowances for possible loan losses and the net carrying values of REO. Such agencies may require the Savings Bank to recognize additions to the allowances or reductions in net carrying values based on their judgments about information available to them at the time of examination. See Notes 4 and 5 of the Notes to Consolidated Financial Statements.

     Deposits. Deposits increased by $12.5 million or 8.2% to $163.7 million at December 31, 1995 from $151.2 million at December 31, 1994. Such increase was due to the public's acceptance of the Savings Bank's checking account programs and its varied certificate of deposit programs, the general economic conditions and the competitive rates offered by the Savings Bank on its deposits.

     Borrowings. Advances from the FHLB of Atlanta decreased by $8.0 million or 21.0% to $30.2 million at December 31, 1995 from $38.2 million at December 31, 1994. The decrease in borrowing was primarily due to the Savings Bank utilizing cash generated from savings deposits to repay borrowings.

     Stockholders' Equity. At December 31, 1995, the Corporation's stockholders' equity amounted to $18.4 million or 8.6% of total assets.


Results of Operations

Home Federal's results of operations in recent years reflect the fundamental changes that have occurred in the regulatory, economic and competitive environment in which thrift institutions operate. Like most thrift institutions, Home Federal's results of operations are primarily dependent upon its net interest income, which is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities (interest rate spread) and (ii) the amounts of interest-earning assets and interest-bearing liabilities outstanding. Deposit flows and the cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for mortgage financing and for consumer and other types of loans, which in turn are impacted by the interest rates at which such financing may be offered and by other factors affecting the supply of housing and the availability of funds. Home Federal's operating results also are affected by the level of its other income, including loan origination and other fees, and operating expenses. Also of importance is the level of nonperforming assets and the amount of Home Federal's provisions for possible loan losses and for losses on REO, the former reducing interest income on loans, and the latter being a significant element of expense.

     Summary of Net Interest Income. Net interest income totaled $7.3 million, $7.5 million and $7.2 million for the years ended December 31, 1995, 1994 and 1993, respectively.
     The decrease of $234,000 in 1995 was due to increased interest expense resulting primarily from an increase in the average balance of savings accounts and advances from the FHLB of Atlanta and rates paid thereon, which more than offset the increase in interest income resulting primarily from an increase in the average balance of loans and the rates earned thereon.
     The increase of $269,000 in 1994 was due to a decrease in interest expense resulting primarily from a decline in the average balance of advances from the FHLB of Atlanta and rates paid on savings accounts, which more than offset a decrease in interest income resulting primarily from a decline in the average balance of loans and the rates earned thereon.
     In addition, the Savings Bank's interest rate spread decreased from 4.3% in 1994 to 3.9% in 1995, and the ratio of interest-earning assets to interest-bearing liabilities increased from 98.6% in 1994 to 99.1% in 1995. The change in the interest rate spread in 1995 and 1994 is attributable to changes in the asset and liability mix during the respective periods.
     The following average balance sheet table sets forth for the periods indicated, information on Home Federal regarding: (i) the total dollar amounts of interest income on interest-earning assets and the resulting average yields;
(ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average yields; (iii) net interest income; (iv) interest rate spread; (v) net interest-bearing liabilities; (vi) the net yield earned on interest-earning assets; and (vii) the ratio of total interest-earning assets to total interest-bearing liabilities. Average balances are calculated on a monthly basis. Non-accrual and impaired loans are included in loans receivable for purposes of these tables.

                                               Year Ended December 31, 1995
                                               --------------------------------
                                               Average               Average
                                               Balance     Interest  Yield/Rate
                                               --------    --------  ----------
Interest-earning assets:                       (Dollars in thousands)
  Loans receivable                             $139,086    $12,925    9.29%
  Mortgage-backed securities                     42,144      2,387    5.66
  Investment securities                           5,519        417    7.56
  Short-term interest-bearing deposits            1,244        163   13.11
  Federal funds sold                              1,334         95    7.11
                                               --------    -------
    Total interest-earning assets              $189,327    $15,987    8.44%
                                                           -------   =====
Noninterest-earning assets                       21,042
                                               --------
    Total assets                               $210,369
                                               ========
Interest-bearing liabilities:
  Savings accounts                             $158,341     $6,652    4.20%
  Advances from the FHLB of Atlanta              32,729      2,065    6.31
                                               --------    -------
    Total interest-bearing liabilities         $191,070    $ 8,717    4.56%
                                               --------    -------   =====
Noninterest-bearing liabilities                   2,468
                                               --------
  Total liabilities                            $193,538

Stockholders' equity                             16,831
                                               --------
  Total liabilities and stockholders' equity   $210,369
                                               ========
Net interest-bearing liabilities               $ (1,743)
                                               ========
Net interest income/interest rate spread                   $7,270     3.88%
                                                           ======    =====
Net yield on interest-earning assets<F1>                              3.84%
                                                                     =====
Ratio of interest-earning assets to
  interest-bearing liabilities                                       99.09%
                                                                     =====


                                               Year Ended December 31, 1994
                                               --------------------------------
                                               Average               Average
                                               Balance     Interest  Yield/Rate
                                               --------    --------  ----------
Interest-earning assets:                       (Dollars in thousands)
  Loans receivable                             $126,655    $11,561   9.13%
  Mortgage-backed securities                     40,578      2,319   5.72
  Investment securities                           5,226        355   6.79
  Short-term interest-bearing deposits            3,721        192   5.16
  Federal funds sold                              1,551         60   3.86
                                               --------    -------
    Total interest-earning assets              $177,731    $14,487   8.15%
                                                           -------   ====
Noninterest-earning assets                       20,415
                                               --------
    Total assets                               $198,146
                                               ========
Interest-bearing liabilities:
  Savings accounts                             $149,031    $ 5,202   3.49%
  Advances from the FHLB of Atlanta              31,188      1,780   5.71
  Other                                               7          1   7.70
                                               --------    -------
    Total interest-bearing liabilities         $180,226    $ 6,983   3.87%
                                                           -------   ====
Noninterest-bearing liabilities                   3,299
                                               --------
  Total liabilities                            $183,525
Stockholders' equity                             14,621
                                               --------
  Total liabilities and stockholders' equity   $198,146
                                               ========
Net interest-bearing liabilities               $ (2,495)
                                               ========
Net interest income/interest rate spread                    $7,504   4.28%
                                                            ======  =====
Net yield on interest-earning assets<F1>                             4.22%
                                                                    =====
Ratio of interest-earning assets to
  interest-bearing liabilities                                      98.62%
                                                                    =====
                                               Year Ended December 31, 1993
                                               --------------------------------
                                               Average               Average
                                               Balance     Interest  Yield/Rate
                                               --------    --------  ----------
Interest-earning assets:                       (Dollars in thousands)
  Loans receivable                             $136,789    $12,578    9.20%
  Mortgage-backed securities                     33,031      1,883    5.70
  Investment securities                           2,658        148    5.56
  Short-term interest-bearing deposits            6,428        257    4.00
  Federal funds sold                              1,950         65    3.31
                                               --------    -------
    Total interest-earning assets              $180,856    $14,931    8.26%
                                                           -------    ====
Noninterest-earning assets                       20,896
                                               --------
    Total assets                               $201,752
                                               ========
Interest-bearing liabilities:
  Savings accounts                             $149,133    $ 5,600    3.76%
  Advances from the FHLB of Atlanta              36,343      2,069    5.69
  Other                                             283         27    9.46
                                               --------    -------
    Total interest-bearing liabilities         $185,759    $ 7,696    4.14%
                                                           -------    ====
Noninterest-bearing liabilities                   3,038
                                               --------
  Total liabilities                            $188,797
Stockholders' equity                             12,955
                                               --------
  Total liabilities and stockholders' equity   $201,752
                                               ========
Net interest-bearing liabilities               $ (4,903)
                                               ========
Net interest income/interest rate spread                   $ 7,235    4.12%
                                                           =======   =====
Net yield on interest-earning assets<F1>                              4.00%
                                                                     =====
Ratio of interest-earning assets to
  interest-bearing liabilities                                       97.36%
                                                                     =====

<F1> Net interest income divided by interest-earning assets.

     The following table shows, for the periods indicated, the changes in interest income and interest expense attributable to (i) changes in volume (changes in volume multiplied by prior year); (ii) changes in rate (changes in rate multiplied by prior year volume); and (iii) changes in rate/volume (determined by multiplying the change in rate by the change in volume).

                                               1995 Compared to 1994
                                             Increase (Decrease) Due to
                                         -----------------------------------
                                                             Rate/
                                         Volume    Rate      Volume   Total
                                         ------    ------    ------   ------
Interest income on interest-earning assets:         (In thousands)
  Loans receivable                       $1,134    $  209    $  21    $1,364
  Mortgage-backed securities                 90       (21)      (1)       68
  Investment securities                      20        40        2        62
  Short-term interest-bearing deposits     (128)      296     (197)      (29)
  Federal funds sold                         (8)       50       (7)       35
                                         ------    ------    -----    ------
    Total                                $1,108    $  574    $(182)   $1,500
                                         ------    ------    -----    ------

Interest expense on interest-bearing liabilities:
  Savings accounts                       $  325    $1,059    $  66    $1,450
  Advances from the FHLB of Atlanta          88       188        9       285
  Other                                      (1)       --       --        (1)
                                         ------    ------    -----    ------
    Total                                $  412    $1,247    $  75    $1,734
                                         ------    ------    -----    ------
Net change in net interest income        $  696    $ (673)   $(257)   $ (234)
                                         ======    ======    =====    ======

                                               1994 Compared to 1993
                                             Increase (Decrease) Due to
                                         ------------------------------------
                                                            Rate/
                                         Volume    Rate     Volume  Total
                                         ------    ------   ------  -------
Interest income on interest-earning assets:  (In thousands) (In thousands)
  Loans receivable                       $(932)    $ (92)   $  7    $(1,017)
  Mortgage-backed securities               430         5       1        436
  Investment securities                    143        33      31        207
  Short-term interest-bearing deposits    (108)       74     (31)       (65)
  Federal funds sold                       (13)       10      (2)        (5)
                                         -----     -----    ----    -------
    Total                                $(480)    $  30    $  6    $  (444)
                                         -----     -----    ----    -------

Interest expense on interest-bearing liabilities:
  Savings accounts                       $  (4)    $(394)   $ --    $  (398)
  Advances from the FHLB of Atlanta       (293)        5      (1)      (289)
  Other                                    (26)       (5)      5        (26)
                                         -----     -----    ----    -------
    Total                                $(323)    $(394)   $  4    $  (713)
                                         -----     -----    ----    -------
Net change in net interest income        $(157)    $ 424    $  2    $   269
                                         =====     =====    ====    =======

     Interest Income. Interest on loans increased by $1.4 million or 11.8% in 1995 compared to the prior year. The increase was due to a $12.4 million or 9.8% increase in the average balance of loans receivable and a 16 basis point increase in the average yield earned on such assets. The primary reason for the increase on the average balance of loans receivable during 1995 was the Savings Bank's emphasis on originations of adjustable rate mortgages, fixed rate 10 to 15 year mortgages and consumer loans. Interest on loans decreased by $1.0 million or 8.1% in 1994 compared to the prior year. The decrease was due to a $10.1 million or 7.4% decrease in the average balance of loans receivable and a 7 basis point decrease in the average yield earned on such assets. During 1994, the decrease in the average balance of loans receivable was due to continued lower general market rates of interest and, accordingly, the continued refinancing of loans receivable into fixed rate instruments which the Savings Bank sells into the secondary market without recourse.
     Interest on mortgage-backed securities increased by $68,000 or 2.9% in 1995 compared to 1994 and by $436,000 or 23.2% in 1994 over the prior year. Such increases were due to an increase in the average balance of such securities. The average balance of mortgage-backed securities increased in 1995 and 1994 due to the Savings Bank's utilization of excess cash flow from loan sales, repayments, savings accounts and FHLB advances to invest in mortgage-backed securities.
     Interest and dividends on investment securities increased by $62,000 or 17.5% in 1995 compared to 1994 and by $207,000 or 139.9% in 1994 compared to the prior year. Such increases were due to an increase in the average balance of investment securities and the rates earned thereon.
     Other interest income, which consists primarily of income from short-term interest-bearing deposits in the FHLB of Atlanta and federal funds, increased by $6,000 or 2.4% during the year ended December 31, 1995 compared to the prior period. The increase was primarily due to an increase in the average yield on such investments which was partially offset by a decrease in the average balance outstanding. Other interest income decreased by $70,000 or 21.7% during the year ended December 31, 1994 compared to the prior period. The decrease was primarily due to a decrease in the average balance outstanding which was partially offset by an increase in the average yield on such investments. The changes in the average balance of other interest-earning assets during 1995 and 1994 were due to management's investment of funds in short-term investments prior to either purchasing mortgage-backed securities or repaying borrowings. The changes in the average yield on such investments were primarily due to general market rates of interest.

     Interest Expense. Interest expense on savings accounts increased by $1.5 million or 27.9% during the year ended December 31, 1995 as a result of a $9.3 million or 6.2% increase in the average balance of savings accounts and a 71 basis point increase in the average rate paid on such accounts. The increase in the average balance of savings accounts during 1995 was due to competitive pricing as the Savings Bank sought funds in order to originate loans and repay advances. Interest expense on savings accounts decreased by $398,000 or 7.1% during the year ended December 31, 1994 as a result of a 27 basis point decrease in the average rate paid on such accounts. Such decrease in the rate paid thereon in 1994 was due, in general, to lower market rates of interest.
     Interest on advances from the FHLB of Atlanta increased by $285,000 or 16.0% in 1995 compared to the prior year. The increase was primarily a result of a $1.5 million or 4.9% increase in the average balance of advances from the FHLB of Atlanta as well as a 60 basis point increase in the average rate paid on such advances. During 1995, the average balance of such advances increased primarily due to the Savings Bank utilizing advances from the FHLB of Atlanta to purchase investment and mortgage-backed securities, and during 1994, to originate loans. Interest on advances from the FHLB of Atlanta decreased by $289,000 or 14.0% during 1994, compared to the prior period. The decrease was due to a $5.2 million or 14.2% decrease in the average balance of FHLB advances, due to the maturity and repayment of certain advances.

     Provision for Possible Loan Losses. The provision for possible loan losses represents the charge against earnings that is required to fund the allowances for possible loan losses to levels deemed adequate by management. The level of the allowances for possible loan losses is determined by management based upon their evaluation of the known as well as the inherent risks within the Savings Bank's loan portfolio. This evaluation consists of an ongoing analysis of individual loans and the overall risk characteristics and size of the different loan portfolios. The Savings Bank also considers, among other things, present and prospective industry trends and regional and national economic conditions, past estimates of possible loan losses as compared to actual losses, potential problems with sizable loans, large loan concentrations and historical losses on loans. This ongoing managerial assessment is reviewed periodically by the Savings Bank's independent public accountants. As adjustments become identified, they are reported in the earnings of the period in which they become known.
     At December 31, 1995, the Savings Bank's nonaccrual and impaired loans amounted to $5.8 million, a $10.4 million or 64.2% decrease as compared to $16.2 million at December 31, 1994 and a $14.7 million or 71.7% decrease as compared to $20.5 million at December 31, 1993. During 1995, the Savings Bank recovered provisions to the allowances for possible loan losses of $349,000. The recovery in 1995 was the result of the significantly reduced level of nonperforming loans in 1995. The Savings Bank established provisions to the allowances for possible loan losses of $278,000 and $1.7 million during 1994 and 1993, respectively. The level of the provision for possible loan losses during these periods was due to the significant levels of nonperforming loans and was necessitated in part to restore the allowances for possible loan losses, which were reduced by aggregate net charge-offs of $1.1 million and $1.1 million during 1994 and 1993, respectively. At December 31, 1995, the Savings Bank had $3.6 million in its allowances for possible loan losses, or 2.6% of the Savings Bank's net loan portfolio and 62.7% of nonperforming loans.
     Although management utilizes its best judgement in providing for possible losses and believes that the Savings Bank's allowances for possible loan losses were adequate as of December 31, 1995, there can be no assurance that the Savings Bank will not have to increase its provision for possible loan losses in the future. Arriving at an appropriate level of allowances for possible loan losses necessarily involves a high degree of judgement. See Note 4 of the Notes to Consolidated Financial Statements.

     Other Income. Other income, which consists primarily of income from loan origination and other fees, insurance and stockbrokerage commissions, fees on checking and savings accounts, gains on sales of mortgage loans and mortgage-backed securities and gross profit and rental income associated with real estate held for development and sale or rental, decreased by $13,000 or 0.7% during 1995 compared to the prior period. The decrease in 1995 was primarily due to decreased profits on sales of investment securities and real estate owned held for development and sale or rental, which was partially offset by increases in stockbrokerage commissions and increased fees on checking and savings accounts.
     Other income decreased by $870,000 or 30.4% during 1994 over the prior comparable period. The decrease in 1994 was primarily due to decreased gains on sales of mortgage loans and mortgage-backed securities, decreased loan fee income and stockbrokerage and insurance commissions. See Note 10 of the Notes to Consolidated Financial Statements.

     Other Expenses. Total other expenses increased by $208,000 or 2.8% in 1995 and decreased by $375,000 or 4.8% in 1994, compared to the prior respective period. The increase in 1995 was primarily due to increased provision for losses on REO, increased employee compensation and benefits and occupancy and equipment expenses. The decrease in 1994 was primarily due to a decrease in real estate owned operations, net and impaired loan expenses.
     Employee compensation and benefits increased by $67,000 or 2.1% in 1995 compared to the prior respective period. The increase in 1995 was attributable to increased profit sharing expenses due to retirement plan contributions and merit increases which were offset by decreased health insurance costs. Employee compensation and benefits increased by $107,000 or 3.5% in 1994 compared to the prior respective period. The increase in 1994 was attributable to increased profit sharing expenses due to retirement plan contributions and increased health insurance costs.
     Occupancy and equipment expenses increased by $73,000 or 4.8% during 1995 and $97,000 or 6.9% in 1994 compared to the respective prior period. The increase in 1995 was primarily due to increased depreciation on office properties and equipment primarily due to a branch renovation in 1994. The increase in 1994 was primarily due to expenses related to the consolidation of several departments and the renovation of a branch location.
     Advertising and promotion expenses decreased by $99,000 or 36.2% in 1995 and increased by $129,000 or 89.9% in 1994 compared to the respective prior period. The decrease in 1995 was primarily the result of decreased use of sales promotions and direct mailings associated with checking accounts. The increase in 1994 was primarily the result of increased use of sales promotions, advertising and direct mailings associated with checking accounts and stockbrokerage operations and increased expenses related to the grand opening of a renovated branch location.
     The provision for losses on REO and the provision for losses on real estate held for development and sale or rental amounted to $443,000, $317,000 and $277,000 in the aggregate in 1995, 1994 and 1993, respectively. The provisions were the result of management's evaluation of the fair value less disposition costs or the estimated net realizable value of such real estate. See Note 5 of the Notes to Consolidated Financial Statements for a further discussion of REO.
     Real estate owned operations, net and impaired loan expenses decreased by $58,000 or 27.3% in 1995 and $589,000 or 73.4% in 1994 over the respective prior periods. Such decreases were due to decreased costs associated with such properties, particularly appraisal, legal, depreciation, real estate tax and operating expenses.
     Federal insurance premiums decreased by $10,000 in 1995 and increased by $16,000 in 1994 in each case over the prior respective year. The decrease in 1995 is primarily attributable to a decrease in deposit premiums from $0.29 per $100 of deposits to $0.26 per $100 of deposits. The increase in 1994 is primarily attributable to Home Federal receiving the final distribution of the secondary reserve credit during 1993, which was partially offset by a decrease in deposit premiums from $0.31 per $100 of deposits to $0.29 per $100 of deposits.
     Other expenses, which consist primarily of professional fees, ATM network expenses, administrative expenses and provision for loss on other assets, increased by $109,000 or 7.1% in 1995 and decreased by $174,000 or 10.2% in 1994 over the prior comparable periods. The increase in 1995 was primarily attributable to increases in professional fees, postage expense and provision for losses on bad checks. The decrease in 1994 was primarily attributable to a $223,000 decrease in the provision for losses on other assets (accounts receivable associated with standby letters of credit issued in connection with two housing bonds). See Note 11 of the Notes to Consolidated Financial Statements.

     Income Taxes. Home Federal's income tax (benefit) expense totalled $(554,000) and $306,000 for the year ended December 31, 1995 and 1994, respectively. The decrease in the provision for income taxes in 1995 is primarily attributable to a reduction in the valuation allowance on deferred tax assets. The increase in income tax expense in 1994 is primarily attributable to increased taxable income. See Note 12 of the Notes to Consolidated Financial Statements.

Asset and Liability Management

Home Federal maintains a program designed to decrease its vulnerability to material and prolonged increases in interest rates. The principal determinant of the exposure of Home Federal's earnings to interest rate risk is the timing difference between the repricing or maturity of Home Federal's interest-earning assets and the repricing or maturity of its interest-bearing liabilities. Home Federal's asset and liability management policies seek to increase the interest rate sensitivity and shorten the maturities of its interest-earning assets and extend the maturities of its interest-bearing liabilities. Although Home Federal has taken steps to reduce overall vulnerability to increases in interest rates, Home Federal will be vulnerable to material and prolonged increases in interest rates whenever interest-rate sensitive liabilities exceed its interest-rate sensitive assets.
     Asset and liability management is the responsibility of the Asset and Liability Management Committee, which is comprised of the Executive Committee of the Board of Directors, and the Chief Financial Officer. The committee generally meets monthly and establishes strategies designed to regulate Home Federal's flow of funds and coordinates the sources, uses and pricing of such funds. The first priority in structuring and pricing Home Federal's assets and liabilities is to maintain an acceptable interest rate spread while reducing the effects of changes in interest rates. Senior executive officers of Home Federal meet weekly to set rates on the various deposits and, as required, loan products offered by Home Federal and to review alternative investments or sources of funds.
     Home Federal has undertaken a variety of strategies to better match the interest-rate sensitivities of its assets and liabilities. Home Federal's present policy is to emphasize the origination for portfolio of interest-sensitive loan products such as adjustable-rate residential mortgage-loans, short-term residential construction loans to individuals and a variety of consumer loans. With respect to Home Federal's single-family residential loan originations, Home Federal originates both fixed-rate and adjustable-rate loans. Single-family, fixed-rate loans are originated primarily for resale in the secondary market, thereby reducing Home Federal's interest rate risk. Home Federal generally retains single-family adjustable-rate loans in the portfolio. During 1995, 1994 and 1993, Home Federal originated and purchased $29.6 million, $30.1 million and $37.2 million, respectively, of single-family residential loans. Of such amounts, $18.3 million, $18.1 million and $13.4 million provided for periodic adjustment of interest rates, or 61.7%, 60.0% and 36.1% of single-family residential loans originated by Home Federal during the respective periods.
     Home Federal also originates residential construction loans, which generally have shorter terms or rates that vary with shorter term market rate indices. During 1995, 1994 and 1993, construction loan originations amounted to $9.7 million, $10.7 million and $10.8 million, respectively, or 16.5%, 17.7% and 15.8% of total loan originations and purchases during the respective periods.
     Home Federal originates both commercial business (primarily automobile floor plan loans) and consumer loans, which generally have shorter terms and/or rates that vary with interest rate indices and higher yields than residential mortgage loans. Consumer and commercial business loan originations amounted to $15.6 million, $14.2 million and $16.1 million in 1995, 1994 and 1993, respectively.
     During 1995, 1994 and 1993, Home Federal purchased investment and mortgage-backed securities to maintain its asset mix. Purchases of investment and mortgage-backed securities amounted to $10.0 million, $32.4 million and $15.4 million during 1995, 1994 and 1993, respectively.
     Rates of interest paid on deposits at Home Federal are priced to be sufficiently competitive in its primary market area in order to meet its asset/liability management objectives and requirements for funds, but are typically not the highest rates available. This policy helps Home Federal control its cost of funds. Home Federal maintains a tiered pricing program for some of its certificate accounts, pursuant to which higher rates of interest are paid for longer-term certificate accounts. Home Federal relies on savings deposits, loan repayments and advances from the FHLB of Atlanta to fund loan originations and commitments.

Liquidity

Home Federal is required under applicable federal regulations to maintain specified levels of "liquid" investments, including U.S. government and federal agency securities and other investments. Regulations currently in effect require Home Federal to maintain liquid assets of not less than 5% of its net withdrawable accounts plus short-term borrowings, of which short-term liquid assets must consist of not less than 1%. These levels are changed from time to time by the OTS to reflect economic conditions. Liquidity is influenced by general economic conditions, financial market conditions and fluctuations in the interest rates and products offered by competing entities. Home Federal's regulatory liquidity ratio averaged 10.3% and 6.7% for the months ended December 31, 1995 and 1994, respectively. At December 31, 1995, Home Federal was required to maintain liquid investments amounting to $9.4 million, none of which were pledged to secure advances from the FHLB of Atlanta.
     The principal sources of funds to Home Federal are savings accounts, amortization and prepayments of outstanding loans and mortgage-backed securities, sales of loans and mortgage-backed securities, FHLB advances and other borrowings. During the past several years, Home Federal has used FHLB advances primarily to meet its ongoing commitments to fund maturing savings certificates and savings withdrawals, fund existing and continuing loan commitments and maintain its liquidity. The use of FHLB of Atlanta advances, rather than savings deposits, has a slight negative impact on the Savings Bank's net interest margin due to the typically higher weighted average cost of such borrowings compared to savings deposits.
     At December 31, 1995, the total of approved loan origination commitments amounted to $1.5 million, exclusive of loans in process. The amount of savings certificates which are scheduled to mature during the 12 months ended December 31, 1995 is $54.4 million. Management believes that, by evaluating competitive instruments and prices in its market area, it can, in most circumstances, manage and control maturing deposits so that a portion of such maturing deposits will be redeposited in the Savings Bank.

Regulatory Capital Requirements

The Savings Bank is subject to regulations of the OTS that impose certain minimum regulatory capital requirements. At December 31, 1995, the Savings Bank exceeded the tangible, core and risk-based capital requirements currently imposed by the OTS. The following table presents the Savings Bank's capital requirements and the current excess, on both a dollar and percentage basis, as of December 31, 1995.

                   Current             Actual
                   Capital          Savings Bank            Capital
                 Requirement           Capital              Excess
             -------------------  ------------------   ------------------
             Amount      Percent  Amount     Percent   Amount     Percent
             ------      -------  ------     -------   ------     -------
                              (Dollars In thousands)
Tangible     $ 3,207     1.5%     $18,049     8.4%     $14,842    6.9%
Core           6,413     3.0       18,049     8.4       11,636    5.4
Risk-Based    10,608     8.0       19,728    14.9        9,120    6.9

     There can be no assurance that the Savings Bank will not be subject to additional capital requirements in the future, either as a result of regulations, guidelines and policies of general applicability or individual regulatory capital requirements which may be applied to the Savings Bank.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.
     Unlike many industrial corporations, virtually all of the assets and liabilities of Home Federal are monetary in nature. As a result, interest rates have a more significant impact on Home Federal's performance than the effects of general levels of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:                                         Page

    Independent Auditor's Report                                             14

    Consolidated Statements of Financial Condition as of
    December 31, 1995 and 1994                                               15

    Consolidated Statements of Changes in Stockholders' Equity for
    each of the three years in the period ended December 31, 1995            16

    Consolidated Statements of Income for each of the three years
    in the period ended December 31, 1995                                    17

    Consolidated Statements of Cash Flows for each of the three years
    in the period ended December 31, 1995                                    18

    Notes to Consolidated Financial Statements                               20

INDEPENDENT AUDITOR'S REPORT

Stockholders and Board of Directors
Home Federal Corporation

     We have audited the consolidated statements of financial condition of Home
Federal Corporation and Subsidiaries (Corporation) as of December 31, 1995 and
1994, and the related consolidated statements of changes in stockholders' equity, income and cash flows for each of the three years in the period ended
December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Federal
Corporation and Subsidiaries as of December 31, 1995 and 1994, the results of their operations and cash flows for each of the three years in the period ended
December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for loans in 1994 and its methods of accounting for income taxes and investments in 1993.


                                                /s/ Smith Elliott Kearns & Co.


Hagerstown, Maryland
February 16, 1996


Home Federal Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                       December 31,
                                                  ---------------------------
                                                      1995           1994
                                                  ------------   ------------
ASSETS
Cash                                              $  5,083,293   $  6,044,795
Short-term interest-bearing deposits                 7,343,565        315,861
Federal funds sold                                      28,449      1,592,588
Investment securities (approximate market
  value of $4,839,097 in 1994)                              --      5,064,097
Mortgage-backed securities available for sale
  (at approximate market value)                     17,373,035     29,781,620
Mortgage-backed securities (approximate market
  value of $29,979,853 in 1995 and
  $10,814,726 in 1994)                              29,748,031     11,222,245
Loans receivable, net                              137,262,694    135,553,111
Real estate owned held for sale, net                 7,075,233      6,450,058
Federal Home Loan Bank of Atlanta stock              1,500,000      1,900,000
Office properties and equipment, net                 4,107,500      4,035,817
Deferred tax assets, net                             1,710,000      1,780,000
Prepaid expenses and other assets                    3,382,948      2,776,557
                                                  ------------   ------------
    TOTAL ASSETS                                  $214,614,748   $206,516,749
                                                  ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Savings accounts                                  $163,663,302   $151,202,667
Advances from Federal Home Loan Bank of Atlanta     30,156,927     38,184,372
Advances by borrowers for taxes and insurance          581,437        611,990
Other liabilities                                    1,831,180      1,818,095
                                                  ------------   ------------
    TOTAL LIABILITIES                             $196,232,846   $191,817,124
                                                  ------------   ------------

STOCKHOLDERS' EQUITY

Preferred stock, $.10 par value,
  authorized 5,000,000 shares (None issued)       $         --   $         --
Common stock, $1.00 par value,
  authorized 10,000,000 shares, issued and
  outstanding 2,519,010 shares in 1995 and 1994      2,519,010      2,519,010
Additional paid-in capital                           7,903,106      7,903,106
Unrealized loss on mortgage-backed securities
  available for sale, net                             (175,378)    (1,531,298)
Retained income--substantially restricted            8,135,164      5,808,807
                                                  ------------   ------------
    TOTAL STOCKHOLDERS' EQUITY                    $ 18,381,902   $ 14,699,625
                                                  ------------   ------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $214,614,748   $206,516,749
                                                  ============   ============

<F1> The Notes to Consolidated Financial Statements are an integral part of these statements.

Home Federal Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                          Unrealized    Retained
                                          Gain(Loss)on  Income      Total
                              Additional  Securities    Substan-    Stock
                  Common      Paid-in     Available     tially      holders'
                  Stock       Capital     for Sale, net Restricted  Equity
                  ----------  ----------  ------------  ----------  -----------
BALANCE,
DECEMBER 31, 1992 $1,343,265  $6,511,836  $             $3,363,840  $11,218,941

  Proceeds from
  issuance of
  shares of
  common stock     1,175,745   1,391,270                              2,567,015

  Unrealized loss
  on mortgage-
  backed securities
  available for
  sale, net                                  (119,817)                 (119,817)

  Net Income, 1993                                         947,508      947,508

                  ----------  ----------  ------------  ----------  -----------
BALANCE,
DECEMBER 31, 1993 $2,519,010  $7,903,106  $  (119,817)  $4,311,348  $14,613,647

  Unrealized loss
  on mortgage-
  backed
  securities
  available for
  sale, net                                (1,411,481)               (1,411,481)

  Net Income, 1994                                       1,497,459    1,497,459
                  ----------  ----------  ------------  ----------  -----------
BALANCE,
DECEMBER 31, 1994 $2,519,010  $7,903,106  $(1,531,298)  $5,808,807  $14,699,625

  Unrealized gain
  on mortgage-
  backed
  securities
  available for
  sale, net                                 1,355,920                 1,355,920

  Dividends
  declared and
  paid, 1995                                             (201,521)     (201,521)
  Net Income, 1995                                       2,527,878    2,527,878
                  ----------  ----------  ------------  ----------  -----------

BALANCE,
DECEMBER 31, 1995 $2,519,010  $7,903,106  $  (175,378)  $8,135,164  $18,381,902
                  ==========  ==========  ===========   ==========  ===========

<F1> The Notes to Consolidated Financial Statements are an integral part of these statements.

Home Federal Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

                                             Years Ended December 31,
                                      ---------------------------------------
                                         1995          1994          1993
                                      -----------   -----------   -----------
INTEREST INCOME
  Interest on loans receivable        $12,925,124   $11,560,941   $12,578,429
  Interest on mortgage-backed
    securities                          2,387,271     2,319,685     1,882,715
  Interest or dividends on investment
    securities                            416,979       354,757       147,765
  Other interest income                   257,979       251,821       321,570
                                      -----------   -----------   -----------
    Total Interest Income             $15,987,353   $14,487,204   $14,930,479
                                      -----------   -----------   -----------

INTEREST EXPENSE
  Interest on savings                 $ 6,652,035   $ 5,202,473   $ 5,600,213
  Interest on advances from the
    Federal Home Loan Bank of Atlanta   2,065,614     1,780,083     2,068,743
  Interest on other borrowings                 --           546        26,776
                                      -----------   -----------   -----------
    Total Interest Expense            $ 8,717,649   $ 6,983,102   $ 7,695,732
                                      -----------   -----------   -----------

    NET INTEREST INCOME               $ 7,269,704   $ 7,504,102   $ 7,234,747

PROVISION FOR POSSIBLE LOAN LOSSES       (349,000)      278,000     1,687,000
                                      -----------   -----------   -----------
    NET INTEREST INCOME AFTER
      PROVISION FOR POSSIBLE LOAN
      LOSSES                          $ 7,618,704   $ 7,226,102   $ 5,547,747
                                      -----------   -----------   -----------
OTHER INCOME
  Loan origination and other fees     $   414,866   $   452,759   $   541,552
  Gain on sales of mortgage-backed
    securities, net                            --            --       199,019
  Gain on sales of mortgage loans          47,506        82,968       370,354
  Other                                 1,517,010     1,456,849     1,752,096
                                      -----------   -----------   -----------
    Total Other Income                $ 1,979,382   $ 1,992,576   $ 2,863,021
                                      -----------   -----------   -----------
OTHER EXPENSES
  Employee compensation and benefits  $ 3,204,774   $ 3,137,783   $ 3,030,574
  Occupancy and equipment               1,579,087     1,506,480     1,409,651
  Advertising and promotion               173,728       272,359       143,401
  Provision for losses on real
    estate owned held for sale            479,000       339,000       368,667
  Recoveries on real estate held for
    development and sale or rental        (35,973)      (22,495)      (91,331)
  Real estate owned operations, net
    and impaired loan expenses            154,901       213,143       802,146
  Federal insurance premiums              420,703       430,617       414,325
  Other                                 1,647,688     1,538,732     1,713,217
                                      -----------   -----------   -----------
    Total Other Expenses              $ 7,623,908   $ 7,415,619   $ 7,790,650
                                      -----------   -----------   -----------
    INCOME BEFORE INCOME TAXES, LOSS
      FROM DISCONTINUED OPERATION
      AND CUMULATIVE EFFECT OF AN
      ACCOUNTING CHANGE               $ 1,974,178   $ 1,803,059   $   620,118
PROVISION FOR (BENEFIT FROM)
  INCOME TAXES                           (553,700)      305,600      (154,034)
                                      -----------   -----------   -----------
    INCOME BEFORE LOSS FROM
      DISCONTINUED OPERATION AND
      CUMULATIVE EFFECT OF AN
      ACCOUNTING CHANGE               $ 2,527,878   $ 1,497,459   $   774,152
LOSS FROM DISCONTINUED OPERATION               --            --       (71,644)
CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING FOR INCOME TAXES                  --            --       245,000
                                      -----------   -----------   -----------
  NET INCOME                          $ 2,527,878   $ 1,497,459   $   947,508
                                      ===========   ===========   ===========
EARNINGS (LOSS) PER SHARE:
  Before discontinued operation and
    cumulative effect of an
    accounting change                 $      1.00   $      0.59   $      0.40
  Discontinued operation                       --            --         (0.04)
  Cumulative effect of an
    accounting change                          --            --          0.13
                                      -----------   -----------   -----------
EARNINGS PER COMMON SHARE             $      1.00   $      0.59   $      0.49
                                      ===========   ===========   ===========

<F1> The Notes to Consolidated Financial Statements are an integral part of these statements.

Home Federal Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Years Ended December 31,
                                     -----------------------------------------
                                        1995            1994          1993
                                     ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                         $  2,527,878   $  1,497,459   $    947,508
  Adjustments to reconcile net
    income to net cash provided by
    operating activities:
    Depreciation                          631,289        622,619        591,000
    Provision for possible loan losses   (349,000)       278,000      1,687,000
    Provision for losses on real estate
      owned held for sale                 479,000        339,000        368,667
    Recovery on real estate held for
      development and sale or rental      (35,973)       (22,495)       (91,331)
    Amortization of intangible assets     118,340        118,340        117,297
    (Increase) in real estate held for
      development and sale or rental, net      --         (2,860)       (82,004)
    Proceeds from sale of real estate
      held for development and sale or
      rental                               92,575        178,281      1,710,469
    (Increase) in prepaids and other
      assets                             (178,310)       (90,322)      (981,238)
    Deferred tax provision               (783,000)      (267,000)      (305,000)
    Origination of loans receivable
      originated for sale              (2,502,600)    (2,323,550)   (22,878,932)
    Proceeds from sale of loans
      receivable originated for sale    2,223,198      3,883,527     21,783,228
    Increase (decrease) in other
      liabilities                          13,085     (1,660,318)       310,997
    (Decrease) in deferred fee income
      and unearned discounts on loans
      receivable                             (197)       (60,201)       (23,822)
    (Gain) on sales of mortgage-backed
      securities, net                          --             --       (199,019)
    (Gain) on sales of mortgage loans     (47,506)       (82,968)      (370,354)
    Loss on sales of property and
      equipment                            47,145             --             --
    Other, net                            301,408        168,447        448,361
                                      -----------    -----------    -----------

    NET CASH PROVIDED BY OPERATING
      ACTIVITIES                      $ 2,537,332    $ 2,575,959    $ 3,032,827
                                      -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from redemption of
      Federal Home Loan Bank stock    $   500,000    $ 1,283,500    $        --
    Purchase of Federal Home Loan
      Bank stock                         (100,000)      (525,000)            --
    Proceeds from maturity and sales
      of investment securities          5,000,000      5,018,750             --
    Purchase of investment securities          --    (10,000,000)            --
    Net (increase) decrease in loans
      receivable                       (4,861,678)   (11,857,599)    18,889,174
    Purchase of mortgage-backed
      securities available for sale            --    (13,314,627)   (15,445,500)
    Purchase of mortgage-backed
      securities held-to-maturity      (9,969,957)    (9,056,985)            --
    Proceeds from sales of mortgage-
      backed securities available
      for sale                                 --             --      7,915,059
    Principal collections from
      mortgage-backed securities
      available for sale                3,988,293      5,706,181      1,105,955
    Principal collections from
      mortgage-backed securities
      held-to-maturity                  1,808,600      1,895,195     14,493,150
    Proceeds from sales of real
      estate owned held for sale        2,492,943      3,552,108      1,985,423
    Net (increase) in real estate
      owned held for sale                (415,593)      (575,892)    (1,197,132)
    Proceeds from sales of office
      property and equipment              143,072             --         29,216
    Purchase of office property
      and equipment                      (849,510)    (1,029,468)      (321,960)
                                      -----------   ------------    -----------
      NET CASH PROVIDED BY (USED IN)
        INVESTING ACTIVITIES          $(2,263,830)  $(28,903,837)   $27,453,385
                                      -----------   ------------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase (decrease) in
      savings accounts                $12,460,635   $  2,805,549    $  (371,858)
    Proceeds from other FHLB advances  53,000,000     41,000,000      7,000,000
    Payments at maturity of other
      FHLB advances                   (61,000,000)   (30,500,000)   (22,670,000)
    Proceeds from short term FHLB
      advances                                 --      7,000,000      5,500,000
    Payments at maturity of short
      term FHLB advances                       --     (7,000,000)    (8,500,000)
    Net (decrease) in other borrowings         --        (92,192)      (337,953)
    Net (decrease) in advances for
      taxes and insurance                 (30,553)       (18,436)       (33,784)
    Proceeds from issuance of
      common stock                             --             --      2,567,015
    Payment of dividends                 (201,521)            --             --
                                      -----------    -----------   ------------
      NET CASH PROVIDED BY (USED IN)
        FINANCING ACTIVITIES          $ 4,228,561    $13,194,921   $(16,846,580)
                                      -----------    -----------   ------------

      NET INCREASE (DECREASE) IN
        CASH AND CASH EQUIVALENTS     $ 4,502,063   $(13,132,957)  $ 13,639,632
BEGINNING CASH AND CASH EQUIVALENTS     7,953,244     21,086,201      7,446,569
                                      -----------   ------------   ------------
ENDING CASH AND CASH EQUIVALENTS      $12,455,307   $  7,953,244   $ 21,086,201
                                      ===========   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
    Cash paid during the period:
      Interest                        $ 8,725,861   $  6,921,440   $  7,762,954
      Income taxes                        482,735        755,600        152,480
    Loans originated on sale of real
      estate owned held for sale          595,000         62,000      2,034,210
    Net transfer to real estate
      owned held for sale from loans
      receivable                        3,820,525      1,903,532      1,379,113
    Loan receivable established in
      anticipation of draw on letter
      of credit                                --             --      1,500,000
    Net proceeds due from foreclosure
      sale of properties securing
      impaired loans                      602,676             --        185,000
    Unrealized (gain) loss on
      mortgage-backed securities
      available for sale, net          (1,355,920)     1,411,481        119,817
                                      ===========    ===========    ===========

<F1> The Notes to Consolidated Financial Statements are an integral part of these statements.

Home Federal Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Summary of Significant Accounting Policies

Home Federal Corporation (Corporation) is incorporated in the state of Maryland. The Corporation, a registered savings and loan holding company, is subject to examination and regulation by the Office of Thrift Supervision (OTS). The Corporation is also subject to various reporting and other requirements of the Securities and Exchange Commission. The Corporation currently owns 100% of the issued and outstanding common stock of Home Federal Savings Bank (Savings Bank), which is the principal asset of the Corporation. The Corporation also owns 100% of the stock of DMP, Inc. (formerly Maryland General Realty, Inc.) In August 1993, the Corporation completed the sale of certain assets, liabilities and the name of Maryland General Realty, Inc., a real estate brokerage firm.
     The consolidated financial statements conform to generally accepted accounting principles and include the accounts of the Corporation and its subsidiaries. All intercompany accounts and transactions have been eliminated. The following summarizes the more significant accounting policies and procedures.

Nature of Operations and Customer Concentration:
     The Savings Bank's principal business presently consists of attracting deposits from the general public and using these funds, together with other available funds, to originate real estate loans, residential construction loans and consumer loans, including automobile and property improvement loans. Home Federal's operations also include stockbrokerage, insurance and other financial services.
     Home Federal's primary marketing area is the state of Maryland, particularly Washington and Allegany Counties, and to a lesser extent, South Central Pennsylvania, Northern Virginia and the eastern panhandle of West Virginia.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:
Cash and cash equivalents are defined as those amounts included in the consolidated statements of financial condition captions "Cash, Short-term interest-bearing deposits and Federal funds sold." Cash and cash equivalents have an original maturity of three months or less. For purposes of the consolidated statements of cash flows, the Corporation and its subsidiaries do not include liquid debt instruments in cash equivalents.

Investment and Mortgage-Backed Securities (Securities):
Securities held-to-maturity are securities that management has the intent, and the Corporation and its subsidiaries have the ability to hold until maturity. These securities are carried at cost, adjusted for amortization of premium and accretion of discounts on a method that approximates a level yield. Available-for-sale securities consist of mortgage-backed securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Premiums and discounts are recognized in interest income using a method that approximates a level yield. Gains and losses realized from the sale of securities are included in noninterest income and are based on specific identification method.
     In May, 1993, the Financial Accounting Standards Board (FASB) of the Financial Accounting Foundation issued Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities affecting the accounting for investments in debt and equity securities, which are to be classified into one of three categories. Securities which management has positive intent and ability to hold until maturity are to be classified as held-to-maturity and reported at amortized cost. Securities that are bought and held principally for the purpose of selling them in the near term are to be classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. All other securities are to be classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of equity until realized.
     The Corporation and its subsidiaries adopted SFAS No. 115 as of December 31, 1993.

Loans Held for Sale:
Mortgage loans that are originated and held for sale to investors are classified as held for sale. These loans are recorded at the lower of cost or market value with the net unrealized losses recognized through a valuation allowance by charges to income. Gains and losses realized from the sale of these loans and adjustments to market value are included in noninterest income.

Allowances for Possible Loan Losses:
A provision for possible loan losses is charged to operations based on management's evaluation of potential risk inherent in the loan portfolio. Such evaluation, which includes a review of all loans of which full collectibility may not be reasonably assured, considers among other matters the estimated fair value of the underlying collateral. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans and the fair value of the collateral for certain collateral dependent loans that may be susceptible to significant change. Because of the uncertainties inherent in the estimation process, management's estimate of the allowance for possible loan losses may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.
     In May 1993, the FASB issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan, an amendment of FASB Statements No. 5 and 15. SFAS No. 114, which is effective for years beginning after December 15, 1994, establishes accounting measurement, recognition and reporting standards for impaired loans. SFAS No. 114 provides that a loan is impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms (both principal and interest). SFAS No. 114 requires that when a loan is impaired, impairment should be measured based on the present value of the expected cash flows, discounted at the loan's effective interest rate. If the loan is collateral dependent, as a practical expedient, impairment can be based on a loan's observable market price or the fair value of the collateral. The value of the loan is adjusted through a valuation allowance created through a charge against income. Mortgages, consumer installment obligations and credit card loans which are homogeneous in nature are excluded. Loans that were treated as in-substance foreclosures under previous accounting pronouncements are considered to be impaired loans and remain in the loan portfolio under SFAS No. 114. SFAS No. 114 was amended in October 1994 by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan
- Income Recognition and Disclosures." SFAS No. 118 amended SFAS No. 114 primarily to remove its income recognition requirements and add some disclosure requirements.
     The Corporation and its subsidiaries adopted SFAS No. 114 as of January 1, 1994 and, accordingly, determined that loans with a recorded investment of $14,922,292 were impaired at such date and that the allowances for possible loan losses applicable thereto amounted to $2,882,000 with no impact on results of operations. The adoption of the statement resulted in the reclassification of $10,227,513 from real estate owned in substance foreclosed to loans receivable and $2,592,000 from allowance for loss on real estate owned held for sale to allowances for possible loan losses at December 31, 1993. The Corporation and its subsidiaries adopted SFAS No. 118 upon its issuance in October 1994.

Non-Accrual Loans:
Loans on which the accrual of interest has been discontinued are designated as nonaccrual or impaired loans. The accrual of interest is discontinued when serious doubt exists as to the full, timely collection of interest or principal. All interest previously accrued but not collected is reversed against current period interest income. Interest received on such loans is generally either applied against principal or reported as interest income to the extent that cash is received and/or where the future collection of principal is probable. Interest accruals are resumed when such loans are brought current with respect to principal and interest, and when in the judgement of management are deemed to be fully collectible.

Deferred Loan Fees and Unearned Discounts:
Loan origination and commitment fees and certain direct costs of originating loans are deferred and the net amount amortized over the contractual life of the loan as an adjustment of the loan's yield.
     Unearned discounts are accreted to income on a method that approximates a level yield over the estimated remaining period of maturities of the loans.

Real Estate Owned Held for Sale:
Properties acquired by foreclosure or deed in lieu of foreclosure or loans deemed real estate owned in substance are initially recorded at the lower of cost or estimated fair value and subsequently at the lower of the initially recorded amount and capitalized costs less accumulated depreciation or estimated fair value less estimated disposition costs. Costs relating to the development and improvement of property are capitalized, but not to exceed estimated fair value less estimated disposition costs, whereas those relating to holding the property are charged to expense.
     Loans are generally considered foreclosed in substance when the Corporation or its subsidiaries have taken possession of the collateral regardless of whether formal foreclosure proceeding take place. Loans previously classified as in-substance foreclosure but for which the Corporation or its subsidiaries had not taken possession of the collateral have been reclassified to loans. This reclassification did not impact the Corporation's financial condition or results of operations.
     Real estate owned held for sale is reviewed regularly and valuation allowances are adjusted to reflect the carrying values of the property at the estimated fair value less estimated disposition costs. The amounts the Corporation could ultimately recover from real estate owned held for sale could differ from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond the Corporation's control. Because of the uncertainties inherent in the estimation process, management's estimate of the allowance for losses on real estate owned may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Real Estate Held for Development and Sale or Rental:
Real estate held for development and sale or rental was carried at the lower of cost less accumulated depreciation or net realizable value. Development costs, including capitalized interest and other holding costs, were capitalized up to, but not in excess of, net realizable value.

Office Properties and Equipment:
Office properties and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes:
The Corporation, DMP, Inc., the Savings Bank and the Savings Bank's subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided on elements of income and expense that are recognized for financial accounting purposes in periods different than such items are recognized for income tax return purposes and for the differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.
     The Savings Bank is permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. This addition may differ significantly from the bad debt deduction used for financial accounting purposes. Bad debt deductions for income tax purposes are included in taxable income of later years if the bad debt reserves are used subsequently for purposes other than to absorb bad debt losses. Because the Savings Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided.
     In 1992, the FASB issued SFAS No. 109, "Accounting for Income Taxes." The statement calls for a balance sheet approach in determining income tax expense. The Corporation and its subsidiaries adopted this statement on January 1, 1993.

Intangible Assets:
Intangible assets represent the premium on purchased deposits and the excess of cost over net assets of acquired subsidiaries (goodwill). The "premium on purchased deposits" represents identified intangible assets amortized using the straight-line basis over a 10 year period.

Stock Plans:
In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" establishing financial accounting and reporting standards for stock-based employee compensation plans. This statement encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the fair value method. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The statement is effective for fiscal years beginning after December 15, 1995. The effect of adopting SFAS No. 123 is not expected to have a material impact on the Corporation's consolidated financial condition or results of operations.

Reclassifications:
Certain reclassifications have been made to the consolidated financial statements for the years ended December 31, 1993 and 1994 to conform to the presentations used in the consolidated financial statements for the year ended December 31, 1995.


Note 2.   Investment Securities

During 1995, proceeds from the call of investment securities amounted to $5,000,000.
     During 1994, the Savings Bank purchased investment securities in the amount of $10,000,000. Proceeds from sales of investment securities amounted to $5,018,750. Net gains of $18,750 were realized on sales of such investment securities.


Note 3.   Mortgage-Backed Securities

A summary of mortgage-backed securities available for sale is as follows:

                                          December 31, 1995
                             -----------------------------------------------
                                           Gross      Gross
                             Amortized     Unrealized Unrealized Market
                             Cost          Gains      Losses     Value
                             -----------   ---------- ---------- -----------
Federal Home Loan Mortgage
Corporation (FHLMC)          $14,029,515   $ 85,836   $117,087   $13,998,264

Government National
Mortgage Association (GNMA)    3,247,299     16,049     38,433     3,224,915
                             -----------   --------   --------   -----------
                             $17,276,814   $101,885   $155,520   $17,223,179

Accrued Interest Receivable      149,856         --         --       149,856
                             -----------   --------   --------   -----------
Total Mortgage-Backed
Securities Available
for Sale                     $17,426,670   $101,885   $155,520   $17,373,035
                             ===========   ========   ========   ===========

                                             December 31, 1994
                                  ------------------------------------------
                                                  Gross
                                  Amortized       Unrealized     Market
                                  Cost            Losses         Value
                                  -----------     ----------     -----------
FHLMC                             $14,923,923     $  896,389     $14,027,534

Federal National Mortgage
Association (FNMA)                 14,237,052      1,353,846      12,883,206

GNMA                                2,930,137        244,064       2,686,073
                                  -----------     ----------     -----------
                                  $32,091,112     $2,494,299     $29,596,813

Accrued Interest Receivable           184,807             --         184,807
                                  -----------     ----------     -----------
Total Mortgage-Backed
Securities Available for Sale     $32,275,919     $2,494,299     $29,781,620
                                  ===========     ==========     ===========

     There were no gross unrealized gains in 1994 on mortgage-backed securities available for sale.
     A comparison of the principal amount, amortized cost and approximate market value by final maturity date of the mortgage-backed securities available for sale at December 31, 1995 and 1994 is as follows:

                                   Principal      Amortized      Market
                                   Amount         Cost           Value
                                   -----------    -----------    -----------
December 31, 1995
-----------------
Maturing beyond 12 months but
less than five years               $ 4,905,208    $ 4,976,661    $ 4,929,669

Maturing beyond five years but
less than ten years                    650,011        648,009        665,701

Maturing beyond ten years           11,390,820     11,652,144     11,627,809


                                   Principal      Amortized      Market
                                   Amount         Cost           Value
                                   -----------    -----------    -----------
December 31, 1994
-----------------
Maturing beyond 12 months but
less than five years               $ 5,657,450    $ 5,823,894    $ 5,487,726

Maturing beyond five years but
less than ten years                 13,927,790     14,237,052     12,883,206

Maturing beyond ten years           11,678,927     12,030,166     11,225,881

     Mortgage-backed securities held-to-maturity are summarized as follows:

                                              December 31, 1995
                                   ----------------------------------------
                                                      Gross
                                    Amortized      Unrealized     Market
                                      Cost            Gains        Value
                                   -----------     ----------   -----------
GNMA                               $ 9,946,527     $ 66,219     $10,012,746
FNMA                                19,630,214      165,603      19,795,817
                                   -----------     --------     -----------
                                   $29,576,741     $231,822     $29,808,563
Accrued interest receivable            171,290           --         171,290
                                   -----------     --------     -----------
Total Mortgage-Backed Securities
Held-to-Maturity                   $29,748,031     $231,822     $29,979,853
                                   ===========     ========     ===========

     There were no gross unrealized losses in 1995 on mortgage-backed securities held-to-maturity. However, the December 31, 1995 amortized cost includes $232,090 in gross unrealized losses resulting from the reclassification to held-to-maturity.


                                            December 31, 1994
                              -----------------------------------------------
                                            Gross      Gross
                              Amortized     Unrealized Unrealized Market
                              Cost          Gains      Losses     Value
                              -----------   ---------- ---------- -----------
GNMA                          $   562,505   $ 30,663   $ 12,453   $   580,715
FHLMC                           2,263,222      3,744    106,482     2,160,484
FNMA                            8,304,786         --    322,991     7,981,795
                              -----------   --------   --------   -----------
                              $11,130,513   $ 34,407   $441,926   $10,722,994
Accrued interest receivable        91,732         --         --        91,732
                              -----------   --------   --------   -----------
Total Mortgage-Backed
Securities Held-to-Maturity   $11,222,245   $ 34,407   $441,926   $10,814,726
                              ===========   ========   ========   ===========

     A comparison of the principal amount, amortized cost and approximate market value by final maturity date of the mortgage-backed securities held-to-maturity at December 31, 1995 and 1994 is as follows:

                                   Principal      Amortized      Market
                                   Amount         Cost           Value
                                   -----------    -----------    -----------
December 31, 1995
-----------------
Maturing beyond 12 months but
less than five years               $12,510,079    $12,511,807    $12,528,719

Maturing beyond five years but
less than ten years                  4,619,907      4,660,167      4,743,161

Maturing beyond ten years           12,127,699     12,404,767     12,536,683

December 31, 1994
-----------------
Maturing beyond 12 months but
less than five years               $    48,726    $    20,955    $    47,690
Maturing beyond five years but
less than ten years                    895,284        885,215        878,669

Maturing beyond ten years           10,054,814     10,224,343      9,796,635


     GNMA, FHLMC and FNMA mortgage-backed securities in the amortized cost amount of $22,061,250 and $20,522,236 were pledged as collateral for Federal Home Loan Bank advances at December 31, 1995 and 1994, respectively.
     Mortgage-backed securities in the amortized cost amount of $36,553,525 were fixed-rate and $10,300,030 were adjustable rate at December 31, 1995.
     During 1995 and 1994, the Savings Bank purchased mortgage-backed securities in the amount of $9,969,957 and $22,371,612, respectively. There were no sales of mortgage-backed securities during 1995 or 1994.
     On November 15, 1995, the FASB released a Special Report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities". The report was issued in question and answer format and provided for the one-time opportunity to reclassify securities between held-to-maturity and available for sale. Accordingly, on December 21, 1995 mortgaged-backed securities in the amortized cost amount of $12,743,896 and the related unrealized loss of $237,445 were reclassified to held-to-maturity from available for sale and mortgage-backed securities in the amortized cost amount of $2,225,089 and the related unrealized gain of $25,667 were reclassified to available for sale from held-to-maturity.


Note 4.   Loans Receivable

Loans receivable are summarized as follows:

                                               December 31,
                                      -----------------------------
                                          1995             1994
                                      ------------     ------------
Real Estate Loans:
  Residential:
    Single-family:
      FHA/VA                          $    524,129     $    668,170
      Conventional                      71,297,016       60,301,834
    Multi-family                        11,824,433       13,258,387
    Land                                 1,837,703        3,765,657
  Commercial                            16,920,576       20,588,201
                                      ------------     ------------
                                      $102,403,857     $ 98,582,249
                                      ------------     ------------
  Construction:
    Residential                       $ 12,683,288     $ 13,999,432
    Commercial                             350,000          700,000
    Land acquisition and development     8,468,363       11,372,831
                                      ------------     ------------
      Total Construction              $ 21,501,651     $ 26,072,263
                                      ------------     ------------
                                      $123,905,508     $124,654,512
  Less:
    Loans in process                    (7,740,530)      (7,350,158)
    Allowances for possible
      loan losses                       (3,132,147)      (4,879,682)
    Deferred fee income                   (246,399)        (210,801)
    Unearned discounts                    (316,262)        (353,906)
                                      ------------     ------------
      Total Real Estate Loans         $112,470,170     $111,859,965
                                      ------------     ------------
Consumer Loans:
  Home improvement                    $    336,119     $    404,860
  Auto                                   5,241,057        4,900,744
  Personal                               2,643,409        2,477,271
  Savings                                  568,576          416,093
  Mobile homes                          10,741,702       10,359,248
  Other                                  3,521,587        3,517,595
                                      ------------     ------------
                                      $ 23,052,450     $ 22,075,811
  Less:
    Allowances for possible
      loan losses                         (500,157)        (761,521)
    Unearned discounts                     (28,860)         (27,285)
                                      ------------     ------------
      Total Consumer Loans            $ 22,523,433     $ 21,287,005
                                      ------------     ------------
Commercial Loans                      $  1,429,015     $  1,593,131
                                      ------------     ------------
Accrued Interest Receivable           $    840,076     $    813,010
                                      ------------     ------------
  Total Loans Receivable, net         $137,262,694     $135,553,111
                                      ============     ============

     The Savings Bank originates loans for sale to investors without recourse, with servicing retained or released. At December 31, 1995 and 1994, the Savings Bank had loans held for sale in the amount of $246,300 and $40,000, respectively.
     At December 31, 1995, 1994 and 1993, the Savings Bank serviced loans for others amounting to $47,734,928, $48,238,440 and $56,481,142, respectively.
     Non-performing loans consist of nonaccrual and impaired loans and loans which are 90 days or more delinquent. Loans are placed on nonaccrual when, in the judgement of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. A summary of nonperforming loans is as follows:

                                              December 31,
                                       ---------------------------
                                          1995            1994
                                       -----------     -----------
Non-accrual and impaired loans         $ 5,791,040     $16,160,354
Accruing loans which are 90 days
  or more delinquent                            --              --
                                       -----------     -----------
                                       $ 5,791,040     $16,160,354
                                       ===========     ===========

     A summary of nonaccrual and impaired loans at recorded investment is as follows:

                                                   December 31,
                                          --------------------------
                                             1995            1994
                                          ---------      -----------
Non-Performing Loans:
  Non-Accrual Loans:
    Real Estate Loans:
      Residential:
        Single-family                     $  441,154     $   194,627
        Multi-family                         160,748              --
        Land                                      --         304,185
      Commercial                              37,732          38,579
    Consumer and Commercial Loans            145,948          87,782
                                          ----------     -----------
    Total Non-Accrual Loans               $  785,582     $   625,173
                                          ----------     -----------
  Impaired Loans:
    Real Estate Loans:
      Residential:
        Single-family                     $  433,464     $ 1,113,872
        Multi-family                              --       1,000,000
        Land                                 128,107       1,967,027
      Commercial                             731,330       4,919,359
      Construction:
        Residential                               --         735,198
        Land acquisition and development   3,712,557       5,557,425
      Consumer and Commercial loans               --         242,300
                                          ----------     -----------
      Total Impaired Loans                $5,005,458     $15,535,181
                                          ----------     -----------
        Total Non-Performing Loans        $5,791,040     $16,160,354
                                          ==========     ===========

     During 1995, a total of seven loans with an aggregate principal balance of $3,960,525 became real estate owned held for sale, of which five loans with an aggregate principal balance of $3,878,013 were nonaccrual or impaired at December 31, 1994. These loans were transferred to real estate owned held for sale at a carrying value of $3,820,525.
    The contractual amount of interest that would have been recorded on nonaccrual and impaired loans during 1995 and 1994 was $397,446 and $1,999,327, respectively. Actual interest income collected and recognized on such loans totaled $166,479 and $494,613, of which $166,479 and $340,598 was recognized as income and $0 and $154,015 was applied to principal in 1995 and 1994, respectively.
     At December 31, 1995, $5,005,458 of impaired loans had related allowance for credit losses of $152,407. The average recorded investment in impaired loans during the year ended December 31, 1995 was approximately $13,430,983.
     An analysis of the allowances for possible loan losses follows:

                                            Real Estate Loans
                               -------------------------------------------
                                         Years Ended December 31,
                               -------------------------------------------
                                   1995            1994            1993
                               -----------     -----------     -----------
Beginning Balance              $ 4,879,682     $ 5,575,336     $ 4,832,483
  Provision for possible
    loan losses                   (349,000)        278,000       1,687,000
  Reallocation of reserves
    from consumer and
    commercial loans               244,000              --              --
  Recoveries                       407,500              --         317,477
  Charge-offs                   (2,050,035)       (973,654)     (1,261,624)
                               -----------     -----------     -----------
Ending Balance                 $ 3,132,147     $ 4,879,682     $ 5,575,336
                               ===========     ===========     ===========

                                      Consumer and Commercial Loans
                               -------------------------------------------
                                         Years Ended December 31,
                               -------------------------------------------
                                   1995            1994            1993
                               -----------     -----------     -----------
Beginning Balance              $   761,521     $   916,317     $ 1,082,733
  Reallocation of reserves
    to real estate loans          (244,000)             --              --
  Recoveries                       103,516          63,746          35,836
  Charge-offs                     (120,880)       (218,542)       (202,252)
                               -----------     -----------     -----------

Ending Balance                 $   500,157     $   761,521     $   916,317
                               ===========     ===========     ===========

     The maximum aggregate amount of loans that the Savings Bank may make to any one borrower, including related entities, subject to certain exceptions, is limited to 15% of its unimpaired capital and surplus, or $3,216,935 at December 31, 1995. As of December 31, 1995, the Savings Bank had loans outstanding to one borrower which exceeded its loans-to-one borrower limitation. However, all extensions of credit to such borrower were originated or committed to prior to the enactment of, or under the exceptions contained within current laws and regulations. At such date, loans in an aggregate amount of $6,420,704, including the undisbursed portion of such loans, were outstanding to the borrower.

Note 5.   Real Estate Owned Held for Sale

Real estate owned held for sale is summarized as follows:

                                                       December 31,
                                                -------------------------
                                                    1995          1994
                                                ----------     ----------
Real Estate Owned Held for Sale:
  Acquired by foreclosure:
    Single-family                               $   33,728     $  139,974
    Multi-family                                 1,239,715        427,554
    Commercial                                     972,140      1,705,544
    Land                                           290,068         40,000
  Acquired by deed in lieu of foreclosure:
    Single-family                                   60,963         60,963
    Commercial                                   1,504,754      1,580,502
    Land                                         1,197,589      1,583,640
    Land acquisition and development             1,951,798      3,436,326
  In substance - land                            1,440,490             --
                                                ----------     ----------
      Total Real Estate Owned Held for Sale     $8,691,245     $8,974,503
Less:
  Allowance for losses                           1,492,012      2,336,945
  Accumulated depreciation                         124,000        187,500
                                                ----------     ----------
    Total Real Estate Owned Held for Sale, net  $7,075,233     $6,450,058
                                                ==========     ==========

     An analysis of the allowance for losses on real estate owned held for sale follows:

                                   Years Ended December 31,
                          ----------------------------------------
                             1995           1994           1993
                          ----------     ----------     ----------
Beginning Balance         $2,336,945     $2,307,763     $2,231,253
  Additional provision       479,000        339,000        368,667
  Recoveries                   1,643         69,561        126,343
  Charge-offs             (1,325,576)      (379,379)      (418,500)
                          ----------     ----------     ----------
Ending Balance            $1,492,012     $2,336,945     $2,307,763
                          ==========     ==========     ==========


Note 6.   Office Properties and Equipment

Office properties and equipment are summarized as follows:

                                                       December 31,
                                                 ------------------------
                                                    1995          1994
                                                 ----------    ----------
Land                                             $  445,489    $  475,489
Land improvements                                   246,648       256,020
Buildings and leasehold improvements              3,333,313     3,391,001
Furniture, fixtures, equipment and automobiles    5,451,836     5,133,174
                                                 ----------    ----------
                                                 $9,477,286    $9,255,684
Less accumulated depreciation                     5,369,786     5,219,867
                                                 ----------    ----------
  Total Office Properties and Equipment, net     $4,107,500    $4,035,817
                                                 ==========    ==========


Note 7.   Prepaid Expenses and Other Assets

Prepaid expenses and other assets are summarized as follows:

                                                       December 31,
                                                 ------------------------
                                                    1995          1994
                                                 ----------    ----------
Prepaid expenses                                 $  253,527    $  283,902
Intangible assets                                   285,988       404,328
Prepaid dealer interest on mobile home loans      1,501,773     1,453,237
Accounts receivable                               1,053,561       365,050
Other, net                                          288,099       270,040
                                                 ----------    ----------
  Total Prepaid Expenses and Other Assets        $3,382,948    $2,776,557
                                                 ==========    ==========


Note 8.   Savings Accounts

Savings accounts consisted of the following:

                                                  December 31,
                                            ----------------------------
                                                1995            1994
                                            ------------    ------------
Savings deposits                            $ 10,280,093    $ 10,211,133
Money market accounts                         29,186,383      31,605,316
Time deposits                                 88,923,590      75,450,393
Interest-bearing NOW accounts                 25,487,338      25,219,129
Non-interest-bearing NOW accounts              9,690,599       8,640,630
                                            ------------    ------------
                                            $163,568,003    $151,126,601
Accrued interest                                  95,299          76,066
                                            ------------    ------------
  Total Savings Accounts                    $163,663,302    $151,202,667
                                            ============    ============

     The composition of interest-bearing savings accounts by interest rates was as follows:

                               December 31,
                  --------------------------------------
                         1995                1994
                  -----------------    -----------------
                       Amount     %        Amount      %
                  ------------   --    ------------   --
 2.40% -  5.24%   $ 82,146,088   53%   $122,131,995   86%
 5.25% -  7.00%     66,959,169   44      18,188,931   13
 7.01% -  9.00%      4,757,411    3       2,151,870    1
11.01% - 13.00%         14,736   --          13,175   --
                  ------------  ---    ------------  ---
                  $153,877,404  100%   $142,485,971  100%
                  ============  ===    ============  ===

Weighted average interest
  rate of all accounts         4.29%                3.74%
                               ====                 ====

     Certificates of deposit classified by maturity date consisted of the following:

                                             December 31,
                            -------------------------------------------
                                   1995                     1994
                            ------------------       ------------------
                               Amount        %          Amount        %
                            -----------     --       -----------     --
Due within first year       $54,397,204     61%      $52,098,689     69%
Due within second year       19,317,316     22        14,068,628     19
Due within third year         4,215,776      5         3,284,212      4
Due within fourth year        3,674,123      4         1,883,043      2
Due in over four years        7,319,171      8         4,115,821      6
                            -----------    ---       -----------    ---
                            $88,923,590    100%      $75,450,393    100%
                            ===========    ===       ===========    ===

     Certificates of deposit in the amount of $71,655,941 were fixed rate and $17,267,649 were adjustable rate at December 31, 1995.


Note 9.   Advances from the Federal Home Loan Bank of Atlanta

At December 31, 1995 and 1994, advances from the Federal Home Loan Bank of Atlanta (FHLB) mature as follows:

                                        December 31,
                               ---------------------------
Maturities   Interest Rate         1995            1994
----------   -------------     -----------     -----------
   1995      4.50% - 6.99%     $        --     $33,000,000
   1996      5.85% - 8.03%      17,728,000       3,000,000
   1997      5.79% - 6.18%       5,728,000              --
   1998      6.12% - 6.18%         728,000              --
   1999      5.46% - 6.18%       1,728,000       1,000,000
   2000      6.12% - 6.18%         728,000              --
   2001      6.12% - 6.20%       1,728,000       1,000,000
   2002      6.12% - 6.18%         732,000              --
   2003      6.12%                 300,000              --
   2004      6.12%                 300,000              --
   2005      6.12%                 300,000              --
                               -----------     -----------
                               $30,000,000     $38,000,000
Accrued Interest                   156,927         184,372
                               -----------     -----------
                               $30,156,927     $38,184,372
                               ===========     ===========

     The weighted average interest rate on FHLB advances outstanding at December 31, 1995 was 6.3%. Advances are secured by assets amounting to $40,157,729 at December 31, 1995. Such amount is composed of capital stock in the FHLB and certain of the Savings Bank's mortgage loans and mortgage-backed securities.


Note 10.  Other Income

Other income is summarized as follows:

                                               Years Ended December 31,
                                        ------------------------------------
                                           1995         1994         1993
                                        ----------   ----------   ----------
Loan origination and other loan fees    $  414,866   $  452,759   $  541,552
Gain on sales of mortgage loans             47,506       82,968      370,354
Gain on sales of mortgage-backed
  securities, net                               --           --      199,019
Stockbrokerage commissions                 171,109       48,892      229,112
Insurance commissions                      107,805      126,431      174,280
Service fees on checking and
  savings accounts                       1,154,324    1,046,538    1,036,410
Other                                       83,772      234,988      312,294
                                        ----------   ----------   ----------
Total Other Income                      $1,979,382   $1,992,576   $2,863,021
                                        ==========   ==========   ==========


Note 11.  Other Expenses - Other

Other expenses - other is summarized as follows:

                                            Years Ended December 31,
                                     ------------------------------------
                                         1995         1994         1993
                                     ----------   ----------   ----------
Professional fees                    $  254,687   $  213,238   $  265,875
Supplies                                153,433      141,034      130,800
Postage                                 215,065      199,477      193,635
ATM expenses                            200,319      212,821      196,614
Provision (recovery) for loss
  on other assets                            --      (70,047)     153,000
Insurance expense                       145,352      168,476      207,377
Other                                   678,832      673,733      565,916
                                     ----------   ----------   ----------
Total Other Expenses - Other         $1,647,688   $1,538,732   $1,713,217
                                     ==========   ==========   ==========


Note 12.  Provision for (Benefit from) Income Taxes

Federal and state income taxes consisted of the following:

                                          Years Ended December 31,
                                     ---------------------------------
                                         1995      1994       1993
                                     -----------  --------   ---------
State income tax current expense     $   49,300   $108,100   $  69,966
Federal income tax current expense      180,000    464,500      81,000
Deferred income tax expense (credit)    693,000    187,000    (418,000)
Change in valuation allowance        (1,476,000)  (454,000)    113,000
                                     ----------   --------   ---------
                                     $ (553,700)  $305,600   $(154,034)
                                     ==========   ========   =========

     The Savings Bank is permitted under the Internal Revenue Code to deduct an addition to a reserve for bad debts. This deduction for income tax purposes can be significantly greater than the bad debts actually incurred by the Savings Bank. The excess bad debt deduction over the amount that would have been allowable had the reserve for bad debts been maintained for all taxable years on the basis of actual experience is deemed to be a tax preference item and is subject to a minimum tax. Retained income at December 31, 1995 includes additions to the tax bad debt reserve of approximately $7,100,000 for which no provision for income taxes has been made. The deferred tax liability related to the tax bad debt reserve that has not been recognized would amount to $2,745,000. If the bad debt reserve is used for any purpose other than to absorb loan losses, Federal income taxes may be imposed at the then current tax rates. The Savings Bank does not contemplate that such reserve will be used in any manner that will create income tax liabilities.
     The Corporation's income tax provision (benefit) differs from the tax determined by applying the statutory Federal income tax rate to income before taxes for the following reasons:

                                           Years Ended December 31,
                                   ---------------------------------------
                                      1995            1994          1993
                                   ----------      ---------     ---------
Tax at Federal income tax rate     $  671,221      $ 613,040     $ 210,840
Bad debt deduction                    177,704         44,730      (105,000)
State income tax                       49,300        108,100        69,966
Net operating loss carryforward            --             --      (329,000)
Change in valuation allowance      (1,476,000)      (454,000)      113,000
Other - net                            24,075         (6,270)     (113,840)
                                   ----------      ---------     ---------
                                   $ (553,700)     $ 305,600     $(154,034)
                                   ==========      =========     =========

     The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in net deferred tax assets at December 31, 1995 and 1994 relate to the following:

                                           December 31,
                                    -------------------------
                                       1995           1994
                                    ----------     ----------
Deferred Tax Assets:
  Allowances for losses             $1,723,000     $2,391,000
  Unrealized loss on securities
    available for sale                 110,000        963,000
  Intangible assets                    343,000        301,000
  Deferred fees on loans               133,000        162,000
  Deferred directors fees              150,000        158,000
  Other, net                            45,000         48,000
                                    ----------     ----------
    Total deferred tax assets       $2,504,000     $4,023,000
  Less valuation allowance             474,000      1,950,000
                                    ----------     ----------
    Total Deferred Tax Assets
      less Valuation Allowance      $2,030,000     $2,073,000
Deferred Tax Liabilities -
  Depreciation and amortization        320,000        293,000
                                    ----------     ----------
    Deferred Tax Assets, net        $1,710,000     $1,780,000
                                    ==========     ==========

     Federal and state current income taxes payable are as follows:
                                     December 31,
                              -----------------------
                                 1995          1994
                              ---------     ---------
Current (refundable) payable:
  State                       $ (65,500)    $     --
  Federal                      (290,000)     (70,000)
                              =========     ========

Note 13.  Profit Sharing Plans

The Corporation provides a retirement savings plan and trust which is a deferred compensation plan (401(k)) and a profit sharing plan for all employees who are at least 21 years of age and worked at least 1,000 hours in a calendar year. The plan permits eligible participants to defer up to 15% of their annual salary and the Corporation or its subsidiaries to contribute to the 401(k) part of the plan on a matching basis. Also, the Corporation or its subsidiaries can elect to contribute a portion of its profits to the profit sharing portion of the plan.
     The Corporation or its subsidiaries did not contribute to the 401(k) portion of the plan in 1993 but in 1994 and 1995 contributions were made based on matching 20 cents and 30 cents, respectively, on every dollar up to 5% of the employees' salary. The Corporation and its subsidiaries made a $185,000, $117,000 and $75,000 contribution to the profit sharing portion of the plan in 1995, 1994 and 1993, respectively.
     The retirement savings plan expenses (including matching and contribution) for 1995, 1994 and 1993 were $206,496, $141,077 and $81,930, respectively.


Note 14.  Employee Benefits Other Than Pensions and Stock Options

The Corporation and/or the Savings Bank provides certain health care and life and disability insurance benefits for active employees and certain retirees. The Corporation and its subsidiaries do not provide postemployment or postretirement benefits other than pensions and stock options to current employees. The Savings Bank maintains a director's deferred compensation program pursuant to which directors of the Savings Bank may elect to defer their fees for attending meetings in order to provide retirement benefits. The expense for these benefits was $220,165, $246,672 and $207,984 for 1995, 1994 and 1993, respectively.
     In addition, employment agreements with several officers of the Corporation and the Savings Bank provide severance payments and certain benefits in the event of an involuntary termination of employment in connection with a change in control of the Corporation, as defined in the contract. If the employment of the officers were to be terminated pursuant to a change in control, they would be entitled to receive severance payments computed based on average compensation as defined in the contracts.


Note 15.  Financial Instruments With Off-Balance-Sheet Risk

The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk which are not reflected in the consolidated statements of financial condition. The contractual amounts of those instruments reflect the extent of involvement the Savings Bank has in particular classes of financial instruments.
customer's creditworthiness and related real estate collateral on a case-by-case basis.
     Standby letters of credit are conditional commitments issued by the Savings Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including construction loan tri-party agreements, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending a loan to customers.
     A summary of commitments is as follows:

                                      December 31,
                                -------------------------
                                   1995           1994
                                -----------    ----------
Commitments, excluding
  Loans in Process:
    To originate:
      Fixed rate loans          $  241,000     $       --
      Adjustable rate loans      1,249,125      1,399,500
                                -----------    ----------
                                $1,490,125     $1,399,500
    To sell:
      Fixed rate loans             246,300         40,000
                                -----------    ----------
        Net Commitments         $1,243,825     $1,359,500
                                ==========     ==========


     A summary of the letter of credit instruments is as follows:

                                       December 31,
                                -----------   ----------
                                   1995          1994
                                -----------   ----------
Letters of Credit:
  Construction loans            $1,400,124    $1,821,280
  Other                            141,330       170,973
                                ----------    ----------
    Total Letters of Credit     $1,541,454    $1,992,253
                                ==========    ==========

     No loan commitments are outstanding to any borrowers whose loans are nonperforming. Approximately $1,118,454 of letters of credit are outstanding on construction loans to borrowers associated with nonperforming assets.
     The Savings Bank is currently obligated by seven long-term operating leases. The first lease obligates the Savings Bank for the land on which a branch office is located. Three lease agreements obligate the Savings Bank for office space for branch and loan production offices and three lease agreements obligate the Savings Bank for automated teller machine space. At December 31, 1995, minimum future rental commitments for operating leases were as follows:
                         Year      Amount
                         ----      ------
                         1996     $61,081
                         1997      61,386
                         1998      64,119
                         1999      64,119
                         2000      64,119
     Rent expense amounted to $78,492, $71,662 and $55,786 for the years ended December 31, 1995, 1994 and 1993, respectively.


Note 16.  Stockholders' Equity and Regulatory Capital

On June 30, 1993, the Corporation completed a Rights and Community Offering (the Offering). The Corporation sold 1,175,745 shares of common stock at $2.50 per share. The total amount of proceeds received was $2,939,363 which resulted in net proceeds of $2,567,015 after giving effect to related expenses. The Corporation contributed substantially all of the net proceeds to the Savings Bank.
     At December 31, 1995, the Corporation's stockholders' equity amounted to $18,381,902 or 8.6% of total assets. As of such date, the Savings Bank's stockholder's equity amounted to $18,159,842 or 8.5% of the Savings Bank's total assets.
     The Savings Bank is required to maintain a specified minimum amount of capital in accordance with regulatory requirements. The Savings Bank's regulatory capital at December 31, 1995 was as follows:

                       Components     Actual          Required
                       of Capital     Ratio           Ratio
                       ----------     ------          --------
                   (In thousands)
Tangible capital       $18,049         8.4% <F1>       1.5% <F1>
Core capital            18,049         8.4% <F1>       3.0% <F1>
Risk-based capital      19,728        14.9% <F1>       8.0% <F1>

<F1> Tangible capital and core capital are computed as a percentage of adjusted total assets while risk-based capital is computed as a percentage of total risk-weighted assets.

     There can be no assurance that the Savings Bank will not be subject to additional capital requirements in the future, either as a result of regulations, guidelines and policies of general applicability or individual regulatory capital requirements which may be applied to the Savings Bank.


Note 17.  Earnings Per Share and Dividends

Earnings per share has been computed based on 2,519,010, 2,519,010 and 1,931,138 weighted average number of shares outstanding in 1995, 1994 and 1993, respectively.
     The Savings Bank's earnings appropriated to bad debt reserves for losses and deducted for federal income tax purposes are not available for dividends without the payment of taxes at the then current income tax rates on the amount used.
     On December 29, 1995 and September 29, 1995, the Corporation paid a $0.04 per share dividend on common stock totaling $201,521. The Corporation had suspended dividend payments on the common stock after the first quarter of 1990 until 1995. The Corporation's ability to pay dividends on the common stock depend on the receipt of dividends from the Savings Bank which is somewhat constricted by federal regulations.


Note 18.  Stock Plans

Under the Corporation's Employee Stock Compensation Program (Program) which terminated on February 10, 1994, options previously granted have terms of ten years from date of grant and are still exercisable although no new awards may be granted.
     Four kinds of rights, evidenced by four plans, are contained in the Program and were available for grant: incentive stock options, compensatory stock options, stock appreciation rights and performance share awards. The option price per share may not be less than the fair market value of the common stock on the date of grant.
     At December 31, 1995, incentive options for 12,092 shares (as adjusted for stock splits and dividends) had been granted and are unexpired at exercise prices ranging from $9.25 per share to $11.79 per share (as adjusted). All of such options were exercisable at December 31, 1995. No options granted had been exercised during 1995, 1994 or 1993, and no stock appreciation rights or performance shares had been granted or awarded under the Program as of December 31, 1995.
     An aggregate of 120,563 shares of authorized but unissued common stock of the Corporation (as adjusted) has been reserved for grant under the 1988 Stock Option and Stock Appreciation Rights Plan (Option Plan) to full-time employees, officers and directors of the Corporation and the Savings Bank. The Option Plan shall remain in effect until March 17, 1998, unless sooner terminated in accordance with the provisions of the Option Plan.
     Three kinds of rights are contained in the Option Plan and are available for grant: incentive stock options, non-qualified stock options and stock appreciation rights. For incentive stock options, the option price per share may not be less than the fair market value of the common stock on the date of grant. For non-qualified stock options, the option price may be less than the fair market value of the common stock on the date of grant. The maximum number of shares of common stock for which non-qualified stock options may be granted to all directors who are not full-time salaried employees of the Corporation or a subsidiary company shall not exceed 35% of the shares of common stock covered by the Option Plan.
     On October 28, 1988, non-qualified stock options for 4,882 shares (as adjusted) were granted to a former director of Waynesboro Savings. Such options are exercisable at a price of $8.03 per share (as adjusted) and became exercisable on October 28, 1988. On November 16, 1995, non-qualified and qualified stock options for 51,627 shares were granted. Such options are exercisable on May 16, 1996 at a price of $7.50 per share. No options granted had been exercised during 1995, 1994 or 1993.


Note 19.  Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, short-term interest-bearing deposits and Federal funds sold
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment and Mortgage-backed securities
For securities, fair values are based on quoted market prices or dealer quotes.

Loans receivable
The Savings Bank has utilized data provided by the OTS market value model to estimate the fair value of performing loans receivable. Such fair value estimates are determined by either (1) the stated discounted cash flow approach, where the market value of a financial instrument is estimated by discounting the cash flows the instrument is expected to generate by the yields currently available to investors from other instruments of comparable risk and duration, or (2) the option-based pricing approach, where the market value of a financial instrument is estimated by generating cash flows for each point along an interest rate path using scheduled amortizations, coupon payments, and prepayments and such cash flows are then discounted by interest rates associated with the cash flows plus an option-adjusted spread.
     Fair value for significant nonperforming loans is based on recent internal or external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows.

Federal Home Loan Bank of Atlanta Stock
The carrying amount of the stock is a reasonable estimate of fair value.

Savings accounts
The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using data provided by the OTS market value model. Such fair value estimate is based on the discounted value of contractual cash flows.

Advances from the Federal Home Loan Bank of Atlanta and other borrowings
The Savings Bank utilized data provided by the OTS market value model to estimate fair value of existing debt. Such fair value estimate is based on the discounted value of contractual cash flows.

Commitments to extend credit and standby letters of credit
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.
     The estimated fair values of the Savings Bank's financial instruments at December 31, 1995 and 1994 are as follows:

                                                  December 31, 1995
                                            ------------------------------
                                            Carrying Amount     Fair Value
                                            ---------------     ----------
                                                    (In thousands)
Financial Assets:
  Cash, short-term interest-bearing
    deposits and Federal funds sold         $  12,455           $  12,455
  Mortgage-backed securities                   47,121              47,353
  Loans                                       140,895
  Less: allowances for possible loan losses    (3,632)
                                            ---------
                                            $ 137,263             141,502
  Federal Home Loan Bank of Atlanta Stock       1,500               1,500

Financial Liabilities:
  Savings accounts                           (163,663)           (164,713)
  Advances from Federal Home Loan
    Loan Bank of Atlanta                      (30,157)            (30,439)
  Advances by borrowers for taxes
    and insurance                                (581)               (581)

Unrecognized Financial Instruments:
  Commitments to extend credit                    (15)                (30)
  Standby letters of credit                        (0)                (19)

                                                  December 31, 1994
                                            ------------------------------
                                            Carrying Amount     Fair Value
                                            ---------------     ----------
                                                    (In thousands)
Financial Assets:
  Cash, short-term interest-bearing
    deposits and Federal funds sold         $   7,953           $   7,953
  Investment securities                         5,064               4,839
  Mortgage-backed securities                   41,003              40,596
  Loans                                       141,194
  Less: allowances for possible loan losses    (5,641)
                                            ---------
                                            $ 135,553             140,247
  Federal Home Loan Bank of Atlanta Stock       1,900               1,900

Financial Liabilities:
  Savings accounts                           (151,203)           (150,029)
  Advances from Federal Home Loan
    Bank of Atlanta                           (38,184)            (37,858)
  Advances by borrowers for taxes
    and insurance                                (612)               (612)

Unrecognized Financial Instruments:
  Commitments to extend credit                    (14)                (28)
  Standby letters of credit                        (0)                (25)

Limitations
The fair value estimates are made at a discreet point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Savings Bank's financial instruments, fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and such other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
     In addition, the fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Savings Bank has a substantial mortgage servicing portfolio that contributes net fee income annually. The mortgage servicing portfolio is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Also, the fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Other significant assets and liabilities that are not considered financial assets or liabilities include the brokerage operation, net deferred tax assets, office properties and equipment, and intangibles. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.


Note 20.  Condensed Financial Information (Parent Company Only)

Statements of Financial Condition
                                                  December 31,
                                          ---------------------------
                                              1995            1994
                                          -----------     -----------
Assets:
  Cash on deposit with Home
    Federal Savings Bank                  $    51,141     $   154,322
  Equity in net assets of Home
    Federal Savings Bank                   18,159,842      14,354,438
  Due (to) from Home Federal Savings Bank     (83,213)         92,698
  Prepaids and other assets                   254,507          98,541
                                          -----------     -----------
    Total Assets                          $18,382,277     $14,699,999
                                          ===========     ===========
Liabilities:
  Other liabilities                       $       375     $       374
                                          -----------     -----------
    Total Liabilities                     $       375     $       374
                                          -----------     -----------

Stockholders' Equity:
  Common stock                            $ 2,519,010     $ 2,519,010
  Additional paid-in capital                7,903,106       7,903,106
  Unrealized loss on Home Federal
    Savings Bank's mortgage-backed
    securities available for sale            (175,378)     (1,531,298)
  Retained income                           8,135,164       5,808,807
                                          -----------     -----------
    Total Stockholders' Equity            $18,381,902     $14,699,625
                                          -----------     -----------
    Total Liabilities and
      Stockholders' Equity                $18,382,277     $14,699,999
                                          ===========     ===========

Statements of Income
                                              Years Ended December 31,
                                        ------------------------------------
                                           1995         1994         1993
                                        ----------   ----------   ----------
Interest income                         $    4,770   $    6,250   $   15,394
Dividend income                            105,000           --           --
                                        ----------   ----------   ----------
  Total Income                          $  109,770  $    6,250   $   15,394
                                        ----------   ----------   ----------
Expenses:
  Occupancy and equipment               $    4,500   $    7,992   $   11,507
  Provision for losses (recovery) on
    real estate owned held for sale             --           --      (10,333)
  Other                                     28,842       35,239       22,750
                                        ----------   ----------   ----------
    Total Expenses                      $   33,342   $   43,231   $   23,924
                                        ----------   ----------   ----------
(Loss) before equity in net income
  of subsidiaries                       $   76,428   $  (36,981)  $   (8,530)
Equity in undistributed net income
  of subsidiaries                        2,451,450    1,534,440      956,038
                                        ----------   ----------   ----------
    Net Income                          $2,527,878   $1,497,459   $  947,508
                                        ==========   ==========   ==========
Statements of Cash Flows
                                              Years Ended December 31,
                                        ------------------------------------
                                           1995         1994         1993
                                        ----------   ----------   ----------
Cash flows from operating activities:
Net income                              $2,527,878   $1,497,459   $  947,508
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
Equity in undistributed net (income)
  of subsidiaries                       (2,451,450)  (1,534,440)    (956,038)
Depreciation                                    --           --        3,943
Provision (recoveries) for losses on
  real estate owned held for sale               --           --      (10,333)
(Increase) decrease in prepaids and other
  assets and refundable income taxes        21,912      (72,178)     (34,421)
Increase (decrease) in liabilities              --       (1,923)         300
                                        ----------   ----------   ----------
Net cash provided by (used in)
operating activities                    $   (6,660)  $ (111,082)  $  (49,041)
                                        ----------   ----------   ----------
Cash flows from investing activities:
Proceeds from sale of real estate
  owned held for sale                   $       --   $       --   $   165,939
Investment in Home Federal Savings Bank         --           --    (2,500,000)
                                        ----------   ----------   -----------
Net cash provided by (used in)
  investing activities                  $       --   $       --   $(2,334,061)
                                        ----------   ----------   -----------
Cash flows from financing activities:
Proceeds from issuance of common stock  $       --   $       --   $ 2,567,015
Payment of dividends                      (201,521)          --            --
                                        ----------   ----------   -----------
Net cash provided by (used in)
  financing activities                  $ (201,521)  $       --   $ 2,567,015
                                        ----------   ----------   -----------
Net increase (decrease) in cash         $ (103,181)  $ (111,082)  $   183,913
Cash, beginning of year                    154,322      265,404        81,491
                                        ----------   ----------   -----------
Cash, end of year                       $   51,141   $  154,322   $   265,404
                                        ==========   ==========   ===========

     Supplementary Data - Income taxes paid in 1995, 1994 and 1993 amounted to $355,000, $595,000 and $97,111, respectively.


Note 21.  Selected Quarterly Operations Data (Unaudited)

                                      First    Second   Third    Fourth
                                      Quarter  Quarter  Quarter  Quarter
                                      -------  -------  -------  -------
                           (Dollars in thousands, except per share data)
1995:
Interest income                       $3,858   $3,934   $4,001   $4,194
Interest expense                       2,052    2,174    2,248    2,243
Provision for possible loan losses        --       --       --     (349)
Provision for losses on real
  estate owned held for sale             130       --       --      349
Net Income                               381    1,496      343      308
                                      ======   ======   ======   ======
Earnings Per Share                    $ 0.15   $ 0.59   $ 0.14   $ 0.12
                                      ======   ======   ======   ======

1994:
Interest income                       $3,476   $3,575   $3,694   $3,742
Interest expense                       1,655    1,655    1,784    1,889
Provision for possible loan losses        --       58       --      220
Provision for losses on real
  estate owned held for sale             204       89       46       --
Net Income                               340      408      333      416
                                      ======   ======   ======   ======
Earnings Per Share                    $ 0.13   $ 0.16   $ 0.13   $ 0.17
                                      ======   ======   ======   ======

CORPORATE INFORMATION

Market for Common Stock and Related Matters

     The Corporation's common stock is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: "HFMD." As of March 8, 1996, there were two market makers in the stock, Ferris Baker Watts, Inc. and Herzog, Heine, Geduld, Inc. On December 31, 1995, there were 2,519,010 shares outstanding.
     The high and low quotations for 1995 and 1994 listed below were obtained from Nasdaq.

                         Market Price
               ---------------------------------
                    1995              1994
               ---------------   ---------------
Quarter Ended  High     Low      High     Low
               ------   ------   ------   ------
December 31    $8 3/4   $7 1/4   $6       $5 1/4
September 30    9        6 1/4    5 3/4    4 3/4
June 30         6 3/4    5 1/2    5 3/4    4 1/4
March 31        6        5 1/4    5        3 5/8


     As of March 15, 1996, there were approximately 1,600 stockholders of record of the Corporation.

     In September 1995, the Corporation's Board of Directors determined to resume the payment of cash dividends to its stockholders. The Corporation has paid cash dividends on the following dates:

Record Date        Payable Date       Cash Dividend Per Share
Sept. 22, 1995     Sept. 29, 1995     $.04
Dec. 15, 1995      Dec. 29, 1995      $.04

     The payment of cash dividends by the Corporation is subject to determination and declaration by the Corporation's Board of Directors.